Exhibit 99.1
SECOND QUARTER REPORT — JULY 31, 2008

Based on US GAAP and expressed in US dollars
For a full explanation of results, the Financial Statements and Management Discussion & Analysis, full year guidance and mine statistics, please see the Company’s website, www.barrick.com.
Barrick Q2 Net Income Rises 22% to $0.56 Per Share
Cash Margins Increase 68% to $477 Per Ounce
Highlights
•	Barrick reported second quarter net income of $485 million ($0.56 per share) and operating cash flow of $531 million ($0.61 per share) compared to net income of $396 million ($0.46 per share) and operating cash flow of $336 million ($0.39 per share) in the prior year period. Net income rose 22% and operating cash flow increased 58% compared to the prior year period.

•	Second quarter gold production was 1.86 million ounces at total cash costs of $417 per ounce[1], and copper production was 87 million pounds at total cash costs of $1.08 per pound[1].

•	Higher gold prices have significantly outpaced year on year cash cost increases from energy and other inflationary pressures. Revenues expanded 20% from the year ago quarter to $2.0 billion and cash margins have increased 68% to $477 per ounce over the same prior year period.

•	Significant progress continues to be made at the Company’s three most advanced projects. The Buzwagi project in Tanzania is expected to produce first gold in mid-2009 and receipt of the Record of Decision for Cortez Hills in Nevada is anticipated during the second half of 2008, enabling the start of a 15 month construction period. Site work has commenced at Pueblo Viejo in the Dominican Republic, a significant number of long lead time items have been secured and approximately one-third of the capital budget has been committed or is subject to firm pricing.

•	Subsequent to quarter end, the Company announced an all cash offer to purchase an oil and gas producer in Western Canada which is expected to provide a long term economic hedge of about one-quarter of Barrick’s annual direct oil consumption and is intended to mitigate industry-wide energy cost challenges. Barrick has also agreed to sell certain non-core royalties to Royal Gold Inc., in exchange for $150 million in cash and a reduced royalty structure on the Crossroads deposit contiguous to the Cortez mine in Nevada.

•	Barrick continues to be in line with its gold production guidance for 2008 of 7.6 — 8.1 million ounces but now expects full year production to trend towards the lower end of the range. With higher assumed energy, gold and other consumables prices, total cash costs for 2008 have been revised and are now expected to be in the range of $425 — $445 per ounce.
Barrick Gold Corporation reported Q2 production of 1.86 million ounces of gold at total cash costs of $417 per ounce compared to 1.96 million ounces produced at total cash costs of $340 per ounce for the prior year period.
     Second quarter net income of $485 million ($0.56 per share) and operating cash flow of $531 million ($0.61 per share) compared to net income of $396 million ($0.46 per share) and operating cash flow of $336 million ($0.39 per share) in the prior year period. Net income rose 22% and operating cash flow increased 58% compared to the prior year period. The increase in second quarter operating cash flow was partially offset by higher

[1]	Total cash costs per ounce/pound is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs per ounce/pound exclude inventory purchase accounting adjustments, amortization and accretion. For further information on this operating performance measure see pages 29-30 of the Company’s MD&A.

BARRICK SECOND QUARTER 2008	PRESS RELEASE

inventories as well as the timing of income tax payments which are generally higher in the first and second quarters. EBITDA of $886 million was 20% higher than prior year EBITDA of $740 million2. Reported net income included post-tax special items of $31 million that caused earnings to increase by $0.04 per share.
     Higher gold prices have significantly outpaced year on year cash cost increases from energy and other inflationary pressures. Revenues expanded 20% from the year ago quarter to $2.0 billion and cash margins have risen 68% to $477 per ounce over the same prior year period despite a 91% jump in oil prices, which averaged $124 per barrel compared to $65 per barrel in the same period a year ago.
     “Barrick has posted another quarter of solid financial results despite surging energy costs,” said Peter Munk, Chairman and interim CEO of Barrick. “Our recent offer for Cadence Energy forms part of a long term strategy to confront energy cost challenges facing our industry and is another example of Barrick’s ability to leverage its financial strength in innovative ways.”
PRODUCTION AND COSTS
In Q2 2008, Barrick produced 1.86 million ounces of gold at total cash costs of $417 per ounce and realized a gold price of $894 per ounce. Higher production is anticipated for the balance of the year largely as a result of better grades at the Goldstrike operation. Production is expected to be weighted to the last quarter of the year, which is also expected to have lower cash costs than Q3.
     The South American business unit produced 0.54 million ounces of gold in Q2 at total cash costs of $270 per ounce. The Lagunas Norte mine continued to benefit from positive grade reconciliations, producing 0.26 million ounces of gold at total cash costs of $135 per ounce. The Veladero mine produced 0.16 million ounces at total cash costs of $464 per ounce.
     The North American business unit contributed 0.69 million ounces in Q2 at total cash costs of $448 per ounce, including 0.37 million ounces from the Goldstrike complex at cash costs of $452 per ounce. Average ore grades processed for the Betze pit in the quarter were 20% lower than the prior year period but increased 28% from Q1 as the waste stripping phase neared completion and ore started to be mined. Production and costs at Goldstrike are expected to improve in the second half, particularly in Q4, as higher grade ore is now being sourced from the open pit. A contractor fatality in April resulted in the decision to place the Getchell mine at the Turquoise Ridge JV on care and maintenance and an expected loss of about 30,000 ounces in 2008.
     The Australia Pacific business unit produced 0.47 million ounces in Q2 at total cash costs of $520 per ounce. The Porgera mine contributed 0.15 million ounces at $414 per ounce, while lower grades were experienced at Plutonic, Kanowna, Cowal and Kalgoorlie. Access to higher grade ore at Cowal continues to be restricted due to a slip on the east wall, which is expected to limit production to lower grade stockpiles until Q4. Production at Plutonic was also impacted by an explosion at a gas pipeline in northwestern Australia, which resulted in a loss of gas supply.
     Production from the African business unit was 0.15 million ounces in Q2 at total cash costs of $493 per ounce. The Bulyanhulu mine experienced lower mining rates due to continued effects from the illegal strike in late 2007.
     Copper production of 87 million pounds was below prior year levels, primarily due to lower leach recoveries at Zaldivar as a result of acid supply shortages and also from ore grade sequencing at the Osborne mine. Copper sales were 78 million pounds at total cash costs of $1.08 per pound and a realized price of $3.65 per pound.
PROJECTS UPDATE
The Buzwagi project in Tanzania continues to remain on track and within its budgeted pre-production capital of $400 million, with about 80% of funds committed or spent. The first gold is expected in mid-2009. Buzwagi is expected to produce 250,000 — 260,000 ounces per year at

[2]	EBITDA is a non-GAAP measure. For further information on this measure, see pages 27-28 of the Company’s MD&A.

BARRICK SECOND QUARTER 2008	2	PRESS RELEASE

estimated total cash costs of about $300 per ounce3 based on an oil price of $100 per barrel.
     Work commenced on site at Pueblo Viejo in the Dominican Republic. Dismantling of historical facilities and camp construction is underway, and an accelerated procurement plan is being advanced with approximately one-third of the pre-production capital budget, expected to be about $2.7 billion (100% basis), committed or subject to firm pricing. Post start-up, an additional $0.3 billion (100% basis) is expected to complete the phased expansion to 24,000 tonnes per day. A significant number of long lead time items have been secured, including the mills, autoclaves, tanks, oxygen plant and the entire mining fleet. In addition, almost all of the anticipated structural steel requirements have been purchased. Costs are currently tracking the capital budget, which is largely based on late 2007 input prices. The previous cash cost estimate of $250 per ounce in the first full five years of production was based on initial HFO power, which the Company is currently in the process of securing, and assumed a longer term, lower cost power supply. Assuming life-of-mine HFO power at an oil price of $100 per barrel, cash costs are expected to be in the range of $275 — $300 per ounce3 for the first full five years of production; however, the Company continues to explore a range of options for lower cost, long term power. Proven and probable reserves at Pueblo Viejo are estimated to have increased by 9% to 22.2 million ounces (100% basis)4. After a three and a half year construction period, Barrick’s share of annual gold production in the first full five years of operation is expected to be about 600,000 ounces.
     The Cortez Hills project in Nevada remains on schedule and within its initial capital budget of $480 — $500 million, with over 50% of funds committed or spent. Receipt of the Record of Decision (ROD) is anticipated in the second half, enabling the start of pre-production waste stripping and a 15 month construction period. Once Cortez Hills enters production, annual production at Cortez is expected to increase to about 1.0 million ounces annually in the first full five years at estimated total cash costs of about $300 per ounce3 based on an oil price of $100 per barrel.
     In Tanzania, Barrick’s JV partner Xstrata Plc expects to complete a pre-feasibility study on the world-class Kabanga nickel sulfide deposit in the third quarter of 2008.
     In Chile, work is underway to update the feasibility study at Cerro Casale. At Pascua-Lama, we are still awaiting sectoral permits in Argentina and the resolution of certain fiscal matters, including the cross-border tax agreement.
     Barrick’s South American region has announced plans to increase its investment in the approved wind farm in Chile by $30 million for a total cost of $70 million.
EXPLORATION5
The 2008 exploration budget has been increased to $225 million to reflect 100% ownership in Cortez and drilling success at a number of exploration properties.
     The Company’s top exploration focus remains in Nevada, where drilling focused on confirming potential at Turquoise Ridge and Cortez Hills during the second quarter.
     Since acquiring Pueblo Viejo through the Placer Dome transaction, proven and probable reserves have increased by nearly 9 million ounces (100% basis), including over 2 million ounces from the Monte Oculto discovery. Current programs are focusing on three previously identified targets near the existing pit areas and the Monte Oculto deposit.
     In Papua New Guinea, work has commenced on the Kora target on the Kainantu property, on the adjacent Wamun property, and on Tabar Island.
CORPORATE DEVELOPMENT
Subsequent to quarter end, Barrick made an all cash offer of Cdn$6.75 per share to acquire Cadence Energy Inc. for a total cost of Cdn$410 million. This innovative transaction is expected to

[3]	Inputs other than oil prices are as assumed in the feasibility study.

[4]	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes. Pueblo Viejo is classified as mineralized material. For a breakdown of Pueblo Viejo reserves by category and additional information relating to Pueblo Viejo reserves, see page 17 of the Company’s MD&A.

[5]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Global Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK SECOND QUARTER 2008	3	PRESS RELEASE

form part of a long term strategy to economically hedge oil exposure at lower rates than currently available in the forward market. The formal offer is expected to be mailed to Cadence shareholders no later than August 5, 2008 and will be open for acceptance for 35 days and subject to certain customary conditions.
     In July, Barrick entered into a definitive agreement to sell certain non-core royalties to Royal Gold Inc., in exchange for $150 million in cash and a reduction in various royalties that Barrick would pay to Royal Gold, including those for the Crossroads deposit which is contiguous to Barrick’s Cortez mine in Nevada. Barrick is targeting the conversion of all of the existing measured and indicated resource of 1.1 million ounces6 at Crossroads to the proven and probable reserve category by year end. The deposit has considerable upside potential that current drilling activities are targeting.
FINANCIAL POSITION
At June 30, 2008, Barrick maintained the gold industry’s strongest credit rating, with a cash balance of $1.9 billion and net debt of $2.1 billion after drawing from its credit facility to complete the Cortez cash transaction. This liquidity, combined with the robust cash flows being generated, positions the Company well to continue building out its major project pipeline.
OUTLOOK
Stronger gold prices in 2008 have resulted in higher year on year cash margins. Barrick continues to be in line with its gold production guidance for 2008 of 7.6 — 8.1 million ounces but now expects full year production to trend towards the lower end of the range due to lower mining rates at Bulyanhulu; lower ore grades at Plutonic; limited access to higher grade ore at Cowal; and the impact of placing the Getchell mine on care and maintenance.
     The industry is experiencing cost pressures from rising energy costs, which comprise about 25% of the Company’s total operating expenditures. Accordingly, gold cash costs for the balance of the year are expected to be higher than originally planned due largely to energy costs, higher gold price related costs such as royalties and taxes, and higher costs related to consumables. Original 2008 guidance for total cash costs of $390 — $415 per ounce for gold was based on $800 per ounce gold and $90 per barrel oil price assumptions. Assuming a second half gold price of $950 per ounce and an oil price of $125 per barrel, the Company now expects total cash costs for gold for 2008 to be in the range of $425 — $445 per ounce. Of the difference between earlier and current guidance, about 30% ($10 per ounce) is related to the direct impact of higher oil and energy costs; about 15% ($6 per ounce) is related to higher royalties and taxes and about 30% ($10 per ounce) is related to increases in consumables and labor and the impact of currency movements.
     The Company maintains its full year guidance for copper of 380 — 400 million pounds at total cash costs of $1.15 — $1.25 per pound but expects production to be at the low end of the range largely due to acid supply shortages which have impacted leach recoveries at Zaldivar and also from ore grade sequencing at Osborne. Cash costs per pound are also expected to trend to the higher end of guidance, largely due to higher energy costs, exchange rates and acid prices.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[6]	Measured resources contain 3.4 million tons of ore at 0.044 oz/ton for 0.15 million ounces. Indicated resources contain 23.8 million tons of ore at 0.039 oz/ton for 0.93 million ounces. Mineral reserves and resources have been calculated as at December 31, 2007 in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. Calculations have been prepared by employees of Barrick, its Joint venture partners or its Joint venture operating companies, as applicable, under the supervision of Jacques McMullen, Senior Vice President, Technical Services of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Rick Sims, Senior Director, Resources and Reserves of Barrick. For a more detailed description of the key assumptions, parameters and methods used in calculating Barrick’s reserves and resources, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission.

BARRICK SECOND QUARTER 2008	4	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended		Six months ended
(in United States dollars)	June 30,		June 30,
(Unaudited)	2008	2007	2008	2007

Operating Results
Gold production (thousands of ounces)[1]	1,857	1,957	3,600	3,986
Gold sold (thousands of ounces)[1]	1,866	2,006	3,595	4,127

Per ounce data
Average spot gold price	$896	$667	$910	$658
Average realized gold price5,[6]	894	624	909	502
Total cash costs[2]	417	340	406	325
Amortization and other[3]	123	98	115	90
Total production costs	540	438	521	415

Copper production (millions of pounds)	87	101	174	201
Copper sold (millions of pounds)	78	106	176	197
Per pound data
Average spot copper price	$3.83	$3.47	$3.68	$3.07
Average realized copper price5,[6]	3.65	3.43	3.59	3.13
Total cash costs[2]	1.08	0.76	1.00	0.78
Amortization[3]	0.36	0.28	0.36	0.32
Total production costs	1.44	1.04	1.36	1.10

Financial Results (millions)
Sales	$1,967	$1,642	$3,925	$2,731
Net income (loss)	485	396	999	237
Operating cash flow	531	336	1,259	499
Per Share Data (dollars)
Net income (basic)	0.56	0.46	1.15	0.27
Net income (diluted)	0.55	0.45	1.13	0.27
Operating cash flow (basic)	0.61	0.39	1.44	0.58
Operating cash flow (diluted)	0.60	0.38	1.42	0.57

Weighted average basic common shares (millions)	872	865	872	865
Weighted average diluted common shares (millions)[4]	885	877	885	877

	As at	As at
	June 30,	December 31,
	2008	2007

Financial Position (millions)
Cash and equivalents	$1,934	$2,207
Non-cash working capital	1,231	1,029
Long-term debt	4,088	3,153
Shareholders’ equity	16,254	15,256

[1]	Production includes equity gold ounces in Highland Gold. Gold production also includes an additional 20% share of production from the Porgera mine and 40% share of production from the Cortez mine, from April 1,2007 and March 1,2008 onwards, respectively.

[2]	Represents equity cost of goods sold plus royalties and production taxes, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to pages 26-28 of the Company’s MD&A. Excludes amortization, accretion and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold.

[4]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[5]	Calculated as consolidated gold sales divided by consolidated ounces sold or consolidated copper sales divided by consolidated pounds sold.

[6]	Realized prices represents gold and copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. For further information on this performance measure, refer to pages 25-26 of the Company’s MD&A.

BARRICK SECOND QUARTER 2008	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs		Gold Production		Total Cash Costs
	(attributable ounces)		(US$/oz)		(attributable ounces)		(US$/oz)
	Three months ended		Three months ended		Six months ended		Six months ended
		June 30,		June 30,		June 30,		June 30,
(Unaudited)	2008	2007	2008	2007	2008	2007	2008	2007

North America[1]	693	826	$448	$347	1,307	1,612	$472	$347
South America	536	461	270	211	1,077	1,030	233	174
Australia Pacific	471	511	520	447	906	1,001	481	433
Africa	151	145	493	398	295	323	500	355
Other	6	14	410	459	15	20	410	453

Total	1,857	1,957	$417	$340	3,600	3,986	$406	$325

	Copper Production		Total Cash Costs		Copper Production		Total Cash Costs
	(attributable pounds)		(US$/lb)		(attributable pounds)		(US$/lb)
	Three months ended		Three months ended		Six months ended		Six months ended
June 30,			June 30,		June 30,		June 30,
(Unaudited)	2008	2007	2008	2007	2008	2007	2008	2007

South America	69	78	$0.90	$0.66	142	158	$0.83	$0.66
Australia Pacific	18	23	1.77	1.32	32	43	1.66	1.42

Total	87	101	$1.08	$0.76	174	201	$1.00	$0.78

Total Gold Production Costs (US$/oz)
	Three months ended		Six months ended
	June 30,		June 30,
(Unaudited)	2008	2007	2008	2007

Direct mining costs at market foreign exchange rates	$461	$352	$438	$333
Gains on currency and commodity hedge contracts	(61)	(21)	(47)	(18)
By-product credits	(17)	(12)	(19)	(13)

Cash operating costs	383	319	372	302
Royalties	30	18	29	19
Production taxes	4	3	5	4

Total cash costs[2]	417	340	406	325
Amortization	114	98	111	90
Inventory purchase accounting adjustments	9	—	4	—

Total production costs	$540	$438	$521	$415

Total Copper Production Costs (US$/lb)
	Three months ended		Six months ended
	June 30		June 30
(Unaudited)	2008	2007	2008	2007

Cash operating costs	$1.06	$0.75	$0.99	$0.77
Royalties	0.02	0.01	0.01	0.01

Total cash costs[2]	1.08	0.76	1.00	0.78
Amortization	0.36	0.28	0.36	0.28
Inventory purchase accounting adjustments	—	—	—	0.04

Total production costs	$1.44	$1.04	$1.36	$1.10

[1]	Barrick’s share of Cortez’ production and total cash costs increased to 100% effective March 1, 2008.

[2]	Total cash costs per ounce/pound excludes amortization, accretion and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this First Quarter Report 2008. For more information see pages 26 to 28 of the Company’s MD&A.

BARRICK SECOND QUARTER 2008	6	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and six month periods ended June 30, 2008, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of July 30,2008, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and six month periods ended June 30, 2008 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 31 to 34. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2007, the related annual MD&A included in the 2007 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this second Quarter Report 2008, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Papua New Guinean kina, Argentinean peso, and the Peruvian sol versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2008 are qualified by these cautionary statements.

BARRICK SECOND QUARTER 2008	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

CONTENTS
Core Business and Market Overview	8
Financial and Operational Results	10
Significant Acquisitions and Divestitures	13
Operating Segments Review	14
Review of Significant Operating Expenses	18
Quarterly Information	20
Financial Condition Review	21
New Accounting Policies and Accounting Estimates	23
Non-GAAP Financial Measures	26
CORE BUSINESS AND MARKET OVERVIEW
Core Business
We are the preeminent gold mining company and the most valuable in terms of market capitalization. Our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines and expect to produce significant amounts of silver, platinum, palladium and nickel once our Sedibelo, Pueblo Viejo, Pascua-Lama, Fedorova and Kabanga projects come on line. We presently generate revenue and cash flow from the production and sale of gold and copper. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts between ourselves and various third parties.
Gold and Copper Prices
During the quarter, the gold price traded in a range of $846 to $953 per ounce, closing at $930, and averaged $896, an increase from the prior year period of 34%. Gold continued to be influenced by low interest rates, volatility in the credit and financial markets, investment demand and inflation concerns. While the current US interest rate cutting cycle may have ended, the outlook for gold remains positive due to increasing global inflation expectations and renewed concerns in the credit and financial markets.
Jewelry demand in the first half of 2008 lagged previous years as consumers were more price-sensitive with gold trading above $900. However, investment demand continues to be robust, but volatile. Total demand from global exchange traded funds (ETFs) amounted to 31 million ounces as at the end of the quarter. SPDR Gold Shares, an ETF which tracks the gold price, are now listed in Tokyo and a similar ETF launch is planned in Dubai. The growing number of gold ETFs is increasing the investor base and, as a result, we expect investment demand to continue to grow.
On the supply side, industry mine production declined in 2007 and we continue to believe the trend of lower global production we have seen since 2001 will continue into the future due to a lack of new major discoveries, an increasingly complex operating and permitting environment, decreasing ore grades, and increasing capital and operating costs across the industry.
Copper prices continued to trade strongly in second quarter 2008, in a range of $3.52 to $4.03, closing at $3.98 and averaging $3.83 per pound for the quarter, an increase of 9% over the prior quarter. With a series of labor disruptions resulting in tight supply, copper traded to an all-time high. This situation, combined with lower inventory levels in exchange warehouses, has caused prices to remain strong yet volatile. We are fully hedged for our 2008 copper production and 90% hedged for 2009 through a combination of copper-denominated notes and the use of option contracts. For the remainder of 2008, approximately 25% of our hedge contracts (52 million pounds) are capped at $3.48 per pound, with a price floor of $2.98 per pound, through our copper denominated notes, whereas the balance (156 million pounds) has upside participation to an average price of $3.88 per pound. In 2009, approximately 21 million pounds of copper are hedged through forward sales contracts at $3.05 per pound and another 53 million pounds are capped at $3.49 per pound, with a floor of $3.00 per pound, through our copper-denominated notes. The remaining 300 million pounds of hedges in 2009 are covered by copper collar contracts capped at $3.83 per pound with a price floor of $3.00 per pound.
Currency Exchange Rates
In second quarter 2008, the Canadian dollar traded in a narrow range against the US dollar as a result of high energy and commodity prices offset by the downside risk

BARRICK SECOND QUARTER 2008	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

of a slowing economy in Canada. The Australian dollar continued to appreciate in the quarter and traded as high as $0.97 against the US dollar, mainly due to higher commodity prices and favorable interest rate differentials. Our overall hedge rates for 2008 and 2009 for expected Australian and Canadian operating expenditures are $0.79 and $0.89, and $0.78 and $0.94 respectively. This compares to our 2007 hedge rates of $0.77 and $0.80, respectively. In addition, in second quarter 2008, we added hedges of AUD$333 million and are now fully hedged for exposures in 2010 at a rate of $0.80. We are also affected by changes in Chilean, Argentinean, and Peruvian exchange rates with the US dollar. In 2008, these currencies have been strengthening against the US dollar, which causes our cash operating costs in these countries to increase in US dollar terms.
Inflationary Cost Pressures
The mining industry continues to experience high prices for crude oil, electricity, and many commodities and consumables used in the production of gold and copper. Crude oil prices traded in a range of $100 to $144 per barrel and averaged $124 per barrel in the quarter, an increase of 27% compared to the prior quarter. Crude prices rose over 35% in the second quarter due to growing demand from Asia, geopolitical tension, a weak US dollar, supply constraints, and market speculation. We currently consume approximately 3.5 million barrels of oil at our operations on an annual basis, and consequently the rapid increase in crude prices has had a significant direct impact on our production costs.
To help mitigate rising oil prices and control the cost of fuel consumption, we have built a fuel hedge position equivalent to 6.2 million barrels of oil at an average price of $90 per barrel, which is primarily designated for our Nevada-based mines. This fuel hedge position represents about 72% of our total estimated consumption for the remainder of 2008, 56% of our consumption in 2009, 35% in 2010 and approximately 13-20% of our total estimated consumption in 2011 through 2013. In addition, our offer for Cadence Energy Inc. for $410 million is part of a long-term strategy to economically hedge oil exposure at lower rates than currently available in the forward market.
High crude oil prices are also a significant driver of the cost inflation that we are experiencing across our entire supply chain, particularly for other commodities and consumables that are used in the production process as suppliers pass on to us the impact of higher oil prices on their own manufacturing and transportation costs. Furthermore, in the case of sulfuric acid, we have also been subject to periodic supply shortages, which has disrupted production at Zaldivar. We continue to look for ways to reduce consumption, secure attractive pricing, and work with our suppliers to mitigate the impact of these inflationary cost pressures, such as our agreement with Yokohama Rubber Co. Ltd. to secure a long-term supply of scarce off-road tires at preferential prices.
Electricity prices have also risen significantly, primarily due to the increase in the prices of fuels, including diesel, coal, propane, and natural gas, which are used for power generation. In particular, the price of natural gas in North America and Australia has increased significantly in 2008 compared to 2007, causing an increase in electricity costs. In Chile, electricity costs will increase substantially in the second half of 2008, due to a reset of prices under a new power contract coming into effect. We continue to pursue alternative strategies to reduce our energy cost exposure, such as the operation of our natural gas-fired electricity plant to power our Nevada based-mines and our proposed wind farm in Chile.
The global mining boom has resulted in high demand for geologists, metallurgists, mining engineers and experienced miners, which has led to increased turnover and upward pressure on our labor costs. These trends have impacted each of our regions, and the Australia-Pacific and South America regional business units in particular. In Australia, the primary reason for the rising labor costs is the increase in mining activity, which has led to a shortage of qualified mining professionals. In South America, high local currency inflation rates combined with the weakening US dollar are the primary drivers of the increase. There are a number of initiatives underway to manage labor costs and staff retention including remuneration review, long term incentives, leadership and safety programs.
In addition to the inflationary environment for operating expenses, we are also subject to inflationary pressures with respect to capital costs related to our project pipeline. In particular, the cost of steel is a significant proportion of pre-production capital costs at our development projects. Steel prices have been volatile since the beginning of 2008. Steel billet contracts began trading on the London Metal Exchange (LME) in February 2008. From the introduction of the contracts on the LME to the end of the second quarter, prices increased in excess of 40% to over $1,100 per tonne before moderating slightly subsequent to the end of the quarter. The increasing price of steel is a result of a broad increase in commodity prices, demand from Asia, and greater interest from investors as a result of the contracts traded on the LME. We have purchase commitments outstanding for substantially all of our steel requirements for both our Buzwagi and Pueblo Viejo projects at attractive pricing, thereby substantially

BARRICK SECOND QUARTER 2008	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

mitigating the impact of future steel price increases on capital costs for these projects. Higher steel prices could impact capital costs at our other projects, and we are currently evaluating ways to mitigate this risk.
US Dollar Interest Rates
Interest rates are expected to remain at current levels as the US Federal Reserve attempts to balance inflation concerns against a sluggish economic environment in the US. However, commercial credit spreads have been widening, largely in response to the global repricing of credit. Rising credit spreads could have an adverse impact on our cost of new financing if this situation were to persist for an extended period of time.
At present, volatility in interest rates mainly affects interest receipts on our cash balances ($1.9 billion at June 30, 2008), and interest payments on variable-rate debt (approximately $1.5 billion at June 30, 2008). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.
FINANCIAL AND OPERATIONAL RESULTS

	Three months ended June 30		Six months ended June 30
($ millions, except per share, per ounce/pound data in dollars)	2008	2007	2008	2007

Net income	$485	$396	$999	$237
Per share	0.56	0.46	1.15	0.27
Adjusted net income from continued operations[1]	485	453	999	851
Per share	0.56	0.52	1.15	0.98

EBITDA	886	740	1,870	933
Adjusted EBITDA from continued operations[2]	886	803	1,870	1,560

Operating cash flow	531	336	1,259	499
Per share	0.61	0.39	1.44	0.58
Adjusted operating cash flow[3]	531	408	1,259	1,135
Per share	$0.61	$0.47	1.44	1.31

Total Assets			24,355	20,794
Total Liabilities			$7,977	$6,402

[1]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted net income from continued operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see pages 26 to 27.

[2]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted EBITDA from continued operations is an operating performance measure with no standardized meaning under GAAP. For further information, please see pages 26 to 27.

[3]	Excluding the impact of deliveries into Corporate Gold Sales Contracts. Adjusted operating cash flow is an operating performance measure with no standardized meaning under GAAP. For further information, please see pages 26 to 27.
Special Items — Effect on Earnings Increase (Decrease)

	Three months ended June 30				Six months ended June 30
	Pre-Tax		Post-Tax		Pre-Tax		Post-Tax
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Impact of deliveries into gold sales contracts	$—	$(72)	$—	$(66)	$—	$(636)	$—	$(623)
Gain on ABCP[1]	42	—	31	—	3	—	2	—
Equity loss in Highland Gold[2]	—	—	—	—	—	(20)	—	(20)
Gain on sale of Gold Fields and NovaGold shares	—	44	—	30	—	44	—	30

Total	$42	$(28)	$31	$(36)	$3	$(612)	$2	$(613)

[1]	We received $49 million in proceeds from the disposition of our Asset-Backed Commercial Paper (“ABCP”) resulting in a recovery of $42 million which has been recorded in other income. In first quarter 2008, we had recorded an impairment charge of $39 million due to conditions in the ABCP market.

[2]	The loss in Highland represents an impairment charge that was recorded in first quarter 2007 resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasun mine.

BARRICK SECOND QUARTER 2008	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

In second quarter 2008, adjusted EBITDA from continued operations was $886 million, up 10% from the prior year period. The increase was primarily driven by higher market gold and copper prices, partly offset by higher total cash costs and a decrease in sales volumes. Adjusted operating cash flow in second quarter 2008 increased by 30% compared to the same prior year period.
In second quarter 2008, adjusted net income was $485 million, up 7% from the $453 million recorded in the same prior year period, primarily due to higher per ounce/per pound margins on gold and copper, partly offset by lower sales volumes.
Key Factors Affecting Earnings

[1]	Adjusted net income excludes the impact of deliveries into our Corporate Gold Sales Contracts in 2007. See page 22 for discussion
Summary of Key Operational Statistics

	Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
	2008	2007	2008	2007	2008	2007	2008	2007

Tons mined (000’s)	175,510	166,890	20,236	22,312	338,420	322,845	42,208	45,286
Ore tons processed (000’s)	45,990	40,594	10,910	9,769	86,856	84,661	20,350	17,690
Average Grade (ozs/ton and percentage)	0.047	0.051	0.591	0.660	0.049	0.053	0.617	0.741
Production (‘000s oz/millions lbs)[1]	1,857	1,957	87	101	3,600	3,986	174	201
Sales[2]
‘000s oz/millions lbs	1,866	2,006	79	106	3,595	4,127	176	197
$ millions	$1,684	$1,264	$283	$378	$3,292	$2,090	$633	$641
Market price[3]	896	667	3.83	3.47	910	658	3.68	3.07
Realized price[3,4]	894	624	3.65	3.43	909	502	3.59	3.13
Total cash costs[1,3,5]	417	340	1.08	0.76	406	325	1.00	0.78
Amortization[3]	123	98	0.36	0.28	98	90	0.36	0.32
Total production costs[1,2,3]	$540	$438	$1.44	$1.04	$521	$415	$1.36	$1.10

[1]	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production.

[2]	Gold sales ($ millions) reflect our equity share of sales.

[3]	Per ounce/pound weighted average.

[4]	Realized gold and copper prices exclude unrealized non-hedge derivative gains and losses. Realized price is a performance measure that is used throughout this MD&A. For more information see page 28.

[5]	Total cash costs per ounce/pound statistics exclude amortization, accretion and inventory purchase accounting adjustments. Total cash costs per ounce/pound is an operating performance measure that is used throughout this MD&A. For more information see pages 29 to 30.

BARRICK SECOND QUARTER 2008	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash margins for gold increased by 50% in second quarter 2008 over the same prior year period, and have been generally increasing over the past three years due to higher market gold prices.

[1]	Amounts represent cash margins on both spot price and realized price. Cash margins on spot prices reflect margins excluding deliveries to eliminate Corporate Gold Sales Contracts.
Production
In second quarter 2008, total tons mined and ore tons processed increased by 5% and 13% respectively, over the prior year period. The increase in total tons processed reflects increases in ownership at Cortez and Porgera. The increase in total tons mined reflects the impact of the increase in ownership at the above mines, as well as higher waste mining at Goldstrike and North Mara; remediation work related to the east wall slip at Cowal; partly offset by mine plan revisions at Bulyanhulu after the strike in fourth quarter 2007, and our decision to place the Getchell mine at Turquoise Ridge on care and maintenance following a contractor fatality. Ore grades have decreased in 2008 due to processing primarily low-grade stockpiles at Goldstrike while a major waste stripping phase is completed in the open pit; mine sequencing at Ruby Hill and Round Mountain; lack of truck and shovel capacity in the first half of 2008 which delayed access to higher grade areas of the pit at Kalgoorlie; mine plan revisions at North Mara due to the excavator fire; and the impact of the east wall slip at Cowal. Consequently, although mining rates are higher in 2008, gold production levels have decreased by about 10% year to date.
We expect production to trend towards the lower end of our original production guidance as a result of: lower mining rates at Bulyanhulu due to the continuing effects of the strike; lower ore grades at Plutonic; limited access to higher grade ore at Cowal due to the east wall failure; and the impact of placing the Getchell mine on care and maintenance. We expect higher production at Lagunas Norte and Goldstrike, primarily due to increasing grades, to partially offset the decreases listed above.
In second quarter 2008, copper production was 14 million pounds lower than second quarter 2007, primarily due to acid supply shortages that are impacting leach recovery rates at Zaldívar and ore grade sequencing at Osborne. We expect our full year production of copper to be at the low end of our original production guidance of about 380 to 400 million pounds.
Realized Prices
Realized gold prices were $894 per ounce, up 43% or $270 per ounce compared to the same prior year period. This increase is due to higher market gold prices ($229 per ounce), and the impact in 2007 of the voluntary delivery of 571 thousand ounces into our Corporate Gold Sales Contracts at average prices below the prevailing spot price ($667 per ounce). We eliminated our Corporate Gold Sales Contracts in 2007. Realized copper prices in 2008 were 6% higher than in 2007 reflecting higher market prices.
Production Costs
Total cash costs for gold in second quarter were up 23% compared to the same prior year period, primarily due to higher prices for oil (offset in part by the benefit of our hedge position); electricity, consumables; labor rate increases; a decrease in average ore grades due in part to mine sequencing; and an increase in royalties and production taxes due to higher market gold prices.
Some gold producers report a measure of total cash costs per ounce that reflects the net contribution from non-gold revenue streams as a by-product credit of producing gold. In second quarter 2008, we have included a measure of total cash costs per ounce on this basis in order to enable investors to better understand our operating performance in comparison to those other gold producers. On a full by-product basis, treating all copper revenues as by-product credits, total cash costs would be $312 per ounce in second quarter 2008 and $280 per ounce in the first half of 20081.
The increase in total cash costs for copper in 2008 primarily reflects higher prices for consumables, particularly acid; higher crude oil prices and the strengthening of the Chilean Peso against the US dollar. Total cash costs at Zaldívar are expected to be higher in the second half of 2008 as electricity prices are expected to increase under a new power supply contract.

[1]	Total cash costs on a full by-product basis is an operating performance measure that is used throughout this MD&A. For more information see pages 28 to 30.

BARRICK SECOND QUARTER 2008	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2008 Outlook

($ millions, expect as otherwise indicated	Latest 2008E

Gold
Production (millions of ounces)	7.6 – 8.1
Total cash costs ($ per ounce)	$425-445
Amortization and accretion($ per ounce) [1]	$110
Copper
Production (millions of pounds)	380 – 400
Total cash costs ($ per pound)	$1.15 to 1.25
Amortization and accretion ($ per pound)	$0.35
Corporate administration costs	$160
Exploration expense [2]	$225
Project expenses:
Project development expense	$230
Project expense included in equity pick-up	$140
Other expenses	$200
Interest income[3]	$50
Interest expense[4]	$30
Capital expenditures – sustaining[5]	$600 – 800
Capital expenditures – projects [5]	$1,500-1,700
Income tax rate	30%

[1]	We revised our full year amortization guidance upwards to $110 per ounce from our original guidance of $105 per ounce, due to the reclassification of accretion expense in first quarter 2008.

[2]	We are revising our full year guidance upwards as we increase spending at a number of exploration properties in 2008 from our original guidance of $200M.

[3]	We expect interest income for the year to be $50 million compared to our original guidance of $20 million, as a result of higher average cash balances, due to the impact of higher metal prices and timing of capital expenditures.

[4]	We expect interest expense for 2008 to be $30 million in 2008 compared to our guidance of nil. The increase is a result of less interest being capitalized due to a shift in the timing of capital expenditures.

[5]	Includes capitalized interest.
Our original total cash cost guidance per ounce of gold for 2008 was $390 to $415 per ounce. Total cash costs are impacted by increased energy costs; higher gold-price related costs such as royalties and production taxes; the impact of lower ore grades and production volumes; higher costs related to consumables used in the production process, and the impact of remediation of the pit wall failure at Cowal. We estimate the overall impact of the oil price increase on our cash cost guidance to be approximately $10 per ounce. We now expect gold total cash costs to be between $425 to $445 per ounce in 2008. We expect total cash costs per ounce to be highest in third quarter 2008 due to the production mix, with more production coming from our higher cost North America and Australia-Pacific regions, and less production from our lower cost South America region.

[1]	Other includes labor rate increases, the impact of exchange rate movements and various other items.
The table below illustrates certain of the key assumptions applicable to full year estimates of total cash costs per ounce for 2008, as well as the impact that changes in these assumptions have on our reported results.

Sensitivity	H2 2008	H1 2008	H1 2007

Gold price	$950/oz1	$910/oz	$658/oz

WTI crude oil price	$125/bbl[2]	$111/bbl	$62/bbl[3]

[1]	We expect a $100/oz increase in the market gold price in the second half of 2008 would result in an approximate $2/oz increase in full year 2008 total cash costs.

[2]	We expect that a $10 increase per barrel in the second half of 2008 would result in an approximate $1/oz increase in full year 2008 total cash costs. This includes the net benefit of our combined fuel hedge positions.
We also expect total cash costs for copper to trend towards the high end of our original guidance range of $1.15 to $1.25 per pound, largely due to higher energy costs, exchange rates and acid prices.
SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 40% interest in Cortez
On March 5, 2008, we completed our acquisition of the additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources to our December 31, 2007

BARRICK SECOND QUARTER 2008	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

reserve statement for Cortez. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008. The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property.
OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific, and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing development projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” statistics that represent segment cost of sales divided by ounces of gold or pounds of copper sold in each period. The discussion of results for producing mines focuses on this statistic to explain changes in segment expenses.
Regional Production and Total Cash Costs

	Three months ended June 30					Six months ended June 30
	Production (000’s		Total cash costs		Production (000’s		Total cash costs
	ozs/millions lbs)		($ per oz/lb)		ozs/millions lbs)		($ per oz/lb)
	2008	2007	2008	2007	2008	2007	2008	2007

Gold
North America	693	826	$448	$347	1,307	1,612	$472	$347
South America	536	461	270	211	1,077	1,030	233	174
Australia Pacific	471	511	520	447	906	1,001	481	433
Africa	151	145	493	398	295	323	500	355
Other	6	14	410	459	15	20	410	453

	1,857	1,957	$417	$340	3,600	3,986	$406	$325

Copper
South America	69	78	$0.90	$0.66	142	158	$0.83	$0.66
Australia Pacific	18	23	1.77	1.32	32	43	1.66	1.42

	87	101	$1.08	$0.76	174	201	$1.00	$0.78

North America
Key Operating Statistics

For the three months ended June 30	2008	2007	% Change

Tons mined (millions)	93,375	87,023	7%

Ore tons processed (millions)	21,868	17,433	26%

Average Grade (ozs/ton)	0.04	0.05	(20%)

Gold Produced (000’s/oz)	693	826	(16%)

Total Cash Costs (per oz)	$448	$347	29%

Tons mined and tons processed increased by 7% and 26%, respectively, compared to the same prior year period. The increase in total tons processed is principally due to the increase in our ownership interest at Cortez. The increase in total tons mined reflects the Cortez ownership increase, as well as the impact of ongoing waste stripping activities at Goldstrike, which began in third quarter 2007, partly offset by the decision to place the Getchell mine on care and maintenance. Average mill head grades decreased by approximately 20% compared to second quarter 2007, mainly due to production from low grade stockpiles during the waste stripping phase at Goldstrike.
Production for the quarter was 16% lower than the same prior year period due to lower production at Goldstrike, Ruby Hill, Turquoise Ridge, and Eskay Creek, partly offset by the increase in ownership in Cortez effective March 1, 2008. At Ruby Hill, production declined 50% compared to the same prior year period as mining focused on transitioning into a waste stripping phase. At the Getchell mine on the Turquoise Ridge joint venture property, a contractor fatality in April resulted in the decision to place the mine on care and maintenance. This will result in the loss of about 30 thousand ounces of production in 2008. At Eskay Creek production ended in late first quarter 2008.

BARRICK SECOND QUARTER 2008	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, we announced that the Golden Sunlight mine in Montana will proceed with an expansion of existing operations, extending the mine’s life to 2015 and adding approximately 400 thousand additional ounces to our estimated life of mine production. Existing ore stockpiles and underground production will supply the Golden Sunlight mill until early 2009, as surface miners work to expose the remaining extension of the deposit through a three-year waste stripping phase.
Total cash costs per ounce were 29% higher than the same prior year period, primarily reflecting lower average ore grades and production levels as well as higher mining costs due to extensive waste stripping activities at Goldstrike and Ruby Hill, and upward cost pressures, particularly for royalties and other gold-price linked costs, and higher electricity costs due to rising natural gas prices.
We now expect production of 3.025 to 3.125 million ounces at total cash costs of $465 to $485 per ounce for the region. The increase in total cash costs is primarily due to higher electricity prices, higher royalties, higher prices for consumables and the impact of placing the Getchell mine on care and maintenance.
The Cortez Hills project in Nevada remains on schedule and within its initial capital budget of $480 — $500 million, with over 50% of funds committed or spent. Receipt of the Record of Decision (ROD) is anticipated in the second half, enabling the start of pre-production waste stripping and a 15 month construction period after the ROD becomes effective. Once Cortez Hills enters production, annual production at Cortez is expected to increase to about 1.0 million ounces annually in the first full five years at estimated total cash costs of about $3001 per ounce based on a WTI oil price of $100 per barrel.
South America
Key Operating Statistics

For the three months ended June 30	2008	2007	% Change

Tons mined (millions)	38,028	37,204	2%

Ore tons processed (millions)	15,937	13,790	16%

Average Grade (ozs/ton)	0.034	0.033	3%

Gold Produced (000’s/oz)	536	460	17%

Total Cash Costs (per oz)	$270	$211	28%

South America delivered strong operating results in second quarter 2008, with Lagunas Norte producing 262 thousand ounces at total cash costs of $135 per ounce, Veladero producing 159 thousand ounces at total cash cost of $464 per ounce and Pierina producing 115 thousand ounces at $264 per ounce. Overall, gold production for the region increased by 16% compared to the same prior year period due to higher grades from both the Federico and Amable pits at Veladero following extensive waste stripping activity undertaken in 2007.

[1]	Inputs other than oil price are as assumed in the feasibility study.
Total cash costs per ounce increased by 28% to $270 per ounce, as the relatively higher cost Veladero mine contributed 30% of the production for the region compared to 15% in the prior year period. All mines, particularly Veladero in Argentina, have been affected by inflationary cost pressures on labor, diesel fuel, electricity and other consumables.
We now expect production of 2.0 to 2.1 million ounces at total cash costs of $250 to $270 per ounce for the region.
Australia Pacific
Key Operating Statistics

For the three months ended June 30	2008	2007	% Change

Tons mined (millions)	37,570	36,717	2%

Ore tons processed (millions)	7,159	8,405	(15%)

Average Grade (ozs/ton)	0.08	0.07	14%

Gold Produced (000’s/oz)	471	511	(8%)

Total Cash Costs (per oz)	$520	$447	16%

Production in second quarter 2008 was 8% lower than the same prior year period mainly due to lower production at Plutonic, Kanowna, Cowal and Kalgoorlie, partially offset by Porgera, where improved throughput and grade this quarter combined with the impact of the west wall remediation activities and the Hides power station damage in 2007, resulted in a 55% increase in production from the prior year period.
Production at Plutonic was impacted by lower than expected average grades. Production was also impacted by an explosion at a gas pipeline in North Western Australia, which resulted in a loss of gas supplies. The mill was forced to close in June as a result of this situation, and was re-opened at the beginning of July once an alternative, higher cost, gas supply source was secured resulting in fewer tons processed than the prior year. Further gas supply interruptions could cause closure of the mill for periods in the second half of 2008. At Kanowna, gold production in second quarter 2008 was 30% lower due to the sale of the Paddington Mill in third quarter 2007 as well as the mining of lower-grade ore in 2008. At Cowal, access to higher grade ore was restricted due to a slip on the east wall, and we expect production to be limited to low-grade stockpiles until late 2008. At Kalgoorlie, production was 13% lower than the

BARRICK SECOND QUARTER 2008	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

same prior year period due to lower average grades and equipment availability. In second quarter 2008, additional truck and shovel capacity was put into operation, which should increase tons mined in the second half of 2008 and accelerate access to higher grade areas of the pit.
Total cash costs per ounce increased by 16% in second quarter 2008 compared to the same prior year period due to the impact of higher oil and electricity prices, higher currency exchange rates, higher labor costs, an increase in maintenance costs at Cowal as the open pit fleet undergoes required mid-life rebuilds, and remediation work related to the east wall slip at Cowal.
We now expect full-year gold production in the Australia-Pacific in the range of 1.9 to 1.975 million ounces largely due to the lower production levels at Plutonic, Cowal and Kalgoorlie. We expect total cash costs for the full year to be in the in a range of $515 to $535 per ounce largely due to lower production levels combined with higher oil and electricity prices, Cowal east wall remediation costs and higher royalties.
Africa
Key Operating Statistics

For the three months ended June 30	2008	2007	% Change

Tons mined (millions)	6,537	5,947	10%

Ore tons processed (millions)	1,030	1,046	(2%)

Average Grade (ozs/ton)	0.166	0.157	6%

Gold Produced (000’s/oz)	151	145	4%

Total Cash Costs (per oz)	$493	$398	24%

Tons mined increased by 10% compared to the same prior year period, mainly because mining rates in 2007 were adversely impacted by high rainfall resulting in the processing of more stockpiled ore. Production in second quarter 2008 was up 4%, mainly due to higher average ore grades from the open pit at Tulawaka, partially offset by lower production at Bulyanhulu. At Tulawaka, we expect ore grades to decline as we transition to underground operations in third quarter 2008. At Bulyanhulu, production was 18% lower than the prior year primarily due to a delay in underground development activities limiting our ability to access higher grade areas of the ore body as a result of the impact of the illegal strike in fourth quarter 2007. We have implemented a program to accelerate the development of the underground mine, including the planned mobilization of a third party contractor in August and the development of training programs for the new work force.
Total cash costs per ounce for the region in the second quarter of 2008 were 24% higher than the same prior year period due to lower production at Bulyanhulu; higher waste stripping activity at North Mara and rising oil, electricity and consumables costs.
We now expect production and total cash costs for the full year to be 575 to 625 thousand ounces at cash costs of $525 to $550 per ounce, primarily due to the lower production at Bulyanhulu in first and second quarter 2008, higher waste stripping activity at North Mara and the impact of higher oil prices.
Copper
Key Operating Statistics

For the three months ended June 30	2008	2007	% Change

Tons mined (millions)	20,236	22,312	(9%)

Tons processed (millions)	10,910	9,769	12%

Average Grade (percentage)	0.59	0.66	(11%)

Copper Produced (millions/lbs)	87	101	(14%)

Total Cash Costs (per lb)	$1.08	$0.76	42%

In second quarter 2008, copper production decreased by 14 million pounds or 14% compared to the same prior year period, reflecting lower production at both Zaldívar (9 million pounds) and Osborne (5 million pounds). At the Zaldívar mine, copper production was impacted by lower recoveries as a result of slower leaching kinetics due to continued sulfuric acid shortages. At Osborne, production was affected by hanging wall issues in a high grade underground block which has prevented access to higher grade areas of the mine. We now expect copper production to be at the low end of our production guidance for 2008.
Total cash costs per pound in second quarter 2008 were $1.08, an increase of $0.32 or 42% compared to second quarter 2007. This increase is primarily a result of lower production levels and higher prices for sulfuric acid and diesel fuel. We expect cash costs to increase in the second half of 2008, primarily due to the impact of higher electricity and labor costs at Zaldívar where new power and labor contracts come into effect in the third quarter.
The Company is spending about $10 million at Zaldívar in 2008 on an increased drill program of 43,000 meters plus metallurgical test work in order to evaluate the deep sulfide potential. A total of 15,500 meters has been drilled to date, and continues to confirm the potential for significant primary sulfide mineralization beneath the current oxide and secondary sulfide reserve and resource.

BARRICK SECOND QUARTER 2008	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Projects
Key Operating Statistics

For the three months ended June 30
(in $ millions)	2008	2007	% Change

Project Development Expenses	74	59	25%

Capital Expenditures	168	74	127%

Project Development Expense incurred by Equity Investees	4	6	(33%)

Capital Commitments	219	118	85%

We spent $74 million in project development expenses and $168 million in capital expenditures in second quarter 2008. Project development expenses primarily relate to activities undertaken to advance the Pueblo Viejo ($39 million), Kainantu ($8 million) and Fedorova ($6 million) projects. Capital expenditures are mainly attributable to our Buzwagi and Pascua-Lama projects. We expect project development and capital expenditures to increase significantly over the remaining quarters as activities at our project pipeline ramp up.
Project development expenses incurred by equity investees reflect our share of expenditures related to the Reko Diq and Donlin Creek projects.
Significant projects
The Buzwagi project in Tanzania continues to remain on track and within its budgeted pre-production capital of $400 million, with about 80% of funds committed or spent. The first gold is expected in mid-2009. Buzwagi is expected to produce 250,000 — 260,000 ounces per year at estimated total cash costs of about $3001 per ounce based on a WTI oil price of $100 per barrel.
Work commenced on site at Pueblo Viejo in the Dominican Republic. Dismantling of historical facilities and camp construction is underway, and an accelerated procurement plan is being advanced with approximately one-third of the pre-production capital budget, expected to be about $2.7 billion (100% basis), committed or subject to firm pricing. Post start-up, an additional $0.3 billion (100% basis) is expected to complete the phased expansion to 24,000 tonnes per day. A significant number of long-lead time items have been secured, including the mills, autoclaves, tanks, oxygen plant and the entire mining fleet. In addition, almost all of the anticipated structural steel requirements have been purchased. Costs are currently tracking the capital budget, which is based on late 2007 commodity prices. The previous cash cost estimate of $250 per ounce in the first full five years of production was based on initial HFO power, which we are currently in the process of securing, and assumed a longer term, lower cost power supply.
Assuming life-of-mine HFO power at a WTI oil price of $100 per barrel, cash costs are expected to be in the range of $275 — $3001 per ounce for the first full five years of production; however, we continue to explore a range of options for lower cost, long-term power.
Proven and probable reserves at Pueblo Viejo are estimated to have increased by 9% to 22.2 million ounces2. After a three and a half year construction period, our share of annual gold production in the first full five years of operation is expected to be about 600,000 ounces.
A feasibility study on the Sedibelo PGM project was completed earlier in the year showing robust economics. We shall determine a course of action on Sedibelo in due course.
The Pascua-Lama project is unique in that it is a bi-national project with a mineral deposit that spans the border between Argentina and Chile. During second quarter, approximately $88 million was capitalized and we continued to develop and optimize detailed engineering plans. We are still awaiting sectoral permits and the resolution of certain fiscal matters, including the cross-border tax agreement.
At Donlin Creek, a large, undeveloped, refractory gold deposit in Alaska, optimization studies on power, logistics, processing and mining were completed, along with a new resource model incorporating the results of the 2007 exploration drilling. A preferred design for the Donlin Creek project has been identified and a feasibility study update is in progress with completion targeted for early 2009. Pre-permitting activities are underway concurrent with the feasibility study update.
At Reko Diq, a large copper-gold porphyry mineral resource on the Tethyan belt, located in southwest

[1]	Inputs other than oil price are as assumed in the feasibility study.

[2]	Proven reserves contain 13.6 million tons of ore at 0.098 oz/ton for 1.34 million ounces. Probable reserves contain 237.5 million tons of ore at 0.89 oz/ton for 20.9 million ounces. Mineral reserves have been calculated as at the date of this document in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at the date of this document, the mineralization at the Pueblo Viejo project was classified as mineralized material. Calculations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Rick Sims, Senior Director, Resources and Reserves of Barrick, Rick Allan, Senior Director, Mining of Barrick, and Ivan Mullany, Senior Director, Metallurgy and Process Development of Barrick. Reserves have been calculated using an assumed gold price of $750 per ounce, an assumed silver price of US$14.25 per ounce, an assumed copper price of US$2.00 per pound and exchange rates of $1.05C$/U.S.$. Reserves calculations incorporate expected mine plans and cost levels at the project and have been estimated using varying cut-off grades, depending on the ore type, and other relevant factors.

BARRICK SECOND QUARTER 2008	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pakistan in the province of Baluchistan, additional surface rights were secured during the quarter and we expect to conclude a feasibility study in the first half 2009.
At Fedorova, a large, near-surface PGM (platinum group metals) deposit located in the Kola Peninsula of the Russian Federation, a feasibility study is currently underway on this project to be completed in the fourth quarter of 2008, enabling our equity ownership to be increased to 79% in early 2009.
At Cerro Casale, one of the world’s largest undeveloped gold and copper deposits located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo, work is underway to update the project’s technical-economical feasibility. The project team is substantially in place, an EPCM contractor has been appointed, and activity levels are ramping up. A campaign of 20 thousand meters of infill and geotechnical drilling is planned for the remainder of the year.
Kabanga is a world class nickel sulfide deposit located in Tanzania. Xstrata Plc, the project operator, expects to complete a pre-feasibility study in the third quarter of 2008.
REVIEW OF SIGNIFICANT OPERATING EXPENSES
Exploration Expense

	Three months		Six months ended
	ended June 30		June 30
($ millions)	2008	2007	2008	2007	Comments on variances

Exploration

North America	$25	$17	$41	$28	Higher second quarter expenditures at Turquoise Ridge JV ($2 million) and Pinson Property ($2 million). Year to date Increase mainly reflects higher expenditures at Pinson Property ($4 million), Turquoise Ridge ($4 million), Cortez ($3 million) and Goldstrike ($2 million) compared to 2007.

South America	11	8	21	13	Mainly due to higher second quarter expenditures at Zaldívar ($3 million). Higher year to date expenditures mainly due to Zaldívar ($6 million), Lagunas Norte ($3 million) partly offset by lower costs at Veladero ($3 million) compared to 2007.

Australia Pacific	12	7	23	15	Higher second quarter expenditures at Kanowna ($3 million) and Osborne ($2 million), Higher year to date expenditures at Kanowna ($4 million) and Osborne ($4 million) compared to the same prior year period.

Africa	5	4	8	6	Year to date increase reflects higher expenditures incurred at North Mara ($2 million).

Capital Projects	—	4	1	6	Year to date decrease due to 2007 expenditures related to Pueblo Viejo ($6 million).

Other	1	—	3	2

Total	$54	$40	$97	$70

BARRICK SECOND QUARTER 2008	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Development Expense

	Three months		Six months ended
	ended June 30		June 30
($ millions)	2008	2007	2008	2007	Comments on variances

Mine development	$43	$54	$66	$80	Lower expenditures in second quarter 2008 mainly due to Donlin Creek ($19 million), Porgera ($3 million), Fedorova ($3 million) and Sedibelo ($3 million) partly offset by increased expenditures at Pueblo Viejo ($18 million).

Non-capitalizable project costs	14	6	22	12	Mainly due to higher second quarter expenditures at Kainantu ($8 million).

Business development/other	21	5	32	10	Mainly due to higher second quarter costs related to reserve development ($6 million), increased corporate development expenditures ($5 million) and increased costs at Pinson Property ($4 million).

Capital Projects	5	—	9	—	Reflects costs attributable to the new Capital Projects Group.

Total	$83	$65	$129	$102

Amortization Expense

	Three months		Six months
	ended June 30		ended June 30
($ millions)	2008	2007	2008	2007	Comments on variances

Gold mines

North America	$84	$86	$155	$148	Mainly due to higher amortization of property, plant and equipment acquired with additional 40% ownership in Cortez. 2007 figures include amortization at Eskay Creek which is no longer in production.

South America	47	53	89	100	Mainly due to increase in reserve estimates at the end of 2007 that reduced amortization rates.

Australia Pacific	64	45	121	88	Mainly due to increased amortization of property, plant and equipment acquired with additional 20% ownership in Porgera, and the impact of lower reserves at Kanowna and Kalgoorlie.

Africa	19	14	37	38	Mainly due to higher second quarter sales volumes compared to the same prior year period.

Copper mines

South America	17	21	37	39	Mainly due to lower sales volumes compared to the same prior year periods.

Australia Pacific	12	9	27	17	Mainly due to higher sales volumes compared to the same prior year periods.

Sub total	$243	$228	$466	$430

Corporate assets	7	3	12	9

Total	$250	$231	$478	$439

BARRICK SECOND QUARTER 2008	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration, Interest Income and Interest Expense

	Three months		Six months
	ended June 30		ended June 30
($ millions)	2008	2007	2008	2007	Comments on variances

Corporate administration	$38	$33	$71	$66	Mainly due to higher hedge rates ($6 million).

Interest income	5	35	22	74	Lower interest income primarily due to a lower average cash balance and lower overall market interest rates reflecting the decrease in the Fed funds rate from 5.25% to 2%.

Interest costs

Incurred	59	57	109	123	Lower year to date interest incurred reflects the $990 million that we borrowed under our credit facility to finance the acquisition of the additional 40% interest in Cortez, partially offset by the repayment of the $500 million, 7.5% debentures in second quarter 2007.

Capitalized	51	30	95	60	Higher interest capitalized in second quarter due to capital projects relating to Arizona Star ($19 million) and Kainantu ($4 million), partly offset by Pascua-Lama ($3 million).

Interest expensed	$8	$27	$14	$63

Income Taxes
Income tax expense was $148 million in second quarter 2008. Excluding the impact of the release of valuation allowances of $74 million and the increase to unrecognized tax benefits of $19 million, the underlying effective tax rate for income in second quarter 2008 was 30%.
Our expected underlying effective tax rate for 2008 is 30%. This expected underlying rate excludes the effect of currency translation gains and losses on deferred tax balances, changes to unrecognized tax benefits, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

	2008			2007			2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Sales[1]	$1,967	$1,958	$1,917	$1,684	$1,642	$1,089	$1,348	$1,562
Net income	485	514	537	345	396	(159)	418	405
Per share (dollars)	0.56	0.59	0.62	0.40	0.46	(0.18)	0.48	0.47
Adjusted net income[2]	485	514	537	345	453	398	444	396
Per share[2]- basic (dollars)	0.56	0.59	0.62	0.40	0.54	0.46	0.50	0.46
EBITDA	886	984	793	710	731	193	429	694
Adjusted EBITDA[2]	886	997	793	710	803	757	756	694
Operating cash flow	531	728	676	557	336	163	331	748
Per share(dollars)	0.61	0.83	0.78	0.64	0.39	0.19	0.38	0.87
Adjusted operating cash flow[2]	531	728	676	557	408	727	658	748
Per share[2] (dollars)	$$0.61	$0.84	$0.78	$0.64	$0.47	$0.84	$0.76	$0.87

[1]	Prior period Sales figures were adjusted for the impact of a change in accounting policy with respect to non-hedge derivative gains and losses. See page 28 for details.

[2]	Adjusted for the impacts of deliveries into Corporate Gold Sales Contracts in first and second quarter 2007, see pages 26 to 27.

BARRICK SECOND QUARTER 2008	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, partly offset by higher production costs.
FINANCIAL CONDITION REVIEW
Sources and Uses of Cash
Our liquidity needs can be met through a variety of sources, including: cash on hand, cash generated from operations, short-term borrowings and the issuance of long-term debt
Cash Inflow (Outflow)

	For the three
	months ended		For the six months
	June		ended June 30
($ millions)	2008	2007	2008	2007

Operating activities	$531	$336	$1,259	$499
Investing activities	(312)	251	(2,378)	(19)
Financing activities	(219)	(966)	836	(944)
Effect of exchange rates	3	4	10	5

Change in cash and equivalents	$3	$(375)	$(273)	$(459)

[1]	Operating Cash Flows adjusted for deliveries into Corporate Gold Sales Contracts. See page 22 for details.
Operating cash flows for second quarter were $531 million compared to $336 million in the same prior year period. Adjusted operating cash flows for 2007 reflect $72 million of deliveries into our Corporate Gold Sales Contracts in second quarter 2007. The increase in operating cash flow in second quarter 2008 is primarily due to an increase in realized gold prices, partially offset by higher gold cash costs; lower copper and gold sales volumes; higher inventory at Cortez due to an increase in our ownership interests; higher inventory at Goldstrike due to the stockpiling of lower grade ore as a result of the waste stripping phase that commenced in 2007; higher inventory at Zaldívar due to the impact of slower leaching kinetics resulting from the sulfuric acid shortage; and an increase in mine operating supplies due to increased maintenance requirements. In addition, the operating cash flow was also impacted by the timing of income tax payments, which are generally higher in the first and second quarters of the year and semi-annual interest payments on long-term debt.
Cash used in investing activities amounted to $312 million, primarily due to $326 million in capital expenditures during the quarter, partly offset by proceeds on the sale of our Asset Backed Commercial Paper (“ABCP”) to a third party.
Capital Expenditures1

	For the three		For the six
	months ended		months ended
	June 30		June 30
($ millions)	2008	2007	2008	2007

Project capital expenditures

Buzwagi	$36	$18	$95	$18

Pascua-Lama	21	18	54	29

Cowal	—	8	—	23

Cortez Hills	—	—	63	—

Ruby Hill	—	—	—	7

Sub—total	$57	$44	$212	$77

Sustaining capital expenditures

North America	$80	$50	$66	$93

South America	26	29	57	87

Australia Pacific	57	41	104	97

Africa	18	18	31	47

Other	14	4	26	7

Sub—total	$195	$142	$287	$327

Capitalized Interest Paid	74	44	95	70

Total	$326	$230	$591	$478

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the Consolidated Statement of Cash Flows.
Financing Activities
Cash used in financing activities for second quarter 2008 was $219 million, including $174 million of dividends paid and $45 million of debt repayments during the quarter.

BARRICK SECOND QUARTER 2008	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs. We are currently considering issuing new long-term debt obligations primarily in order to replace the $990 million that we borrowed under our credit facility to finance the acquisition of the additional 40% interest in Cortez and for general corporate purposes.
We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at July 15, 2008	No. of shares

Common shares	871,822,054
Special voting shares	1
Exchangeable shares[1]	1,334,385
Stock options	11,255,027

[1]	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At July 15, 2008, these shares were convertible into approximately 707,224 Barrick common shares.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In second quarter 2008, OCI totaled $228 million, net of tax of $101 million. This amount was comprised mainly of: gains of $400 million on hedge contracts designated for future periods, caused primarily by changes in copper prices, currency exchange rates, and fuel prices; reclassification adjustments totaling $62 million for gains on hedge contracts designated for second quarter 2008 that were transferred to earnings; and a $36 million unrealized increase in the fair value of investments.
Included in accumulated OCI at June 30, 2008 were unrealized pre-tax gains on currency hedge contracts totaling $476 million. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the weakening US dollar. The hedge gains are expected to be recorded in earnings at the same time that the corresponding hedged operating costs and amortization of capital expenditures are recorded in earnings.
Project Gold Sales Contracts
The MD&A included in our 2007 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts.
We have 9.5 million ounces of Project Gold Sales Contracts with expected delivery dates between 2011 and 2019. The contracts have an average future estimated realizable price of $423 per ounce, assuming delivery of production in 2011-2019. This estimated value is based on current market US dollar interest rates and an average lease rate assumption of 0.75%.
Included in the 9.5 million ounces committed under our Project Gold Sales Contracts are floating spot-price contracts under which we are committed to deliver 3.1 million ounces of gold at future spot prices less an average fixed-price adjustment of $498 per ounce. Project Gold Sales Contracts allow us to move positions between fixed and floating prices. When a contract is converted from a fixed rate to a floating rate, the difference between the current market price of gold and the contracted forward sales price is locked-in; i.e. the unrealized loss is fixed. Thereafter, future increases and decreases in market gold prices directly impact the final contract price. In a rising gold price environment, we have the opportunity to improve the price of the contract (assuming the gold price appreciates at a rate more than contango) and participate in higher gold prices by resetting a fixed price contract to a floating price contract. Conversely, a decline in gold price subsequent to the conversion would reduce the final contract price we receive. Therefore, floating contracts increase our exposure to gold price movements, both upwards and downwards.
Interest Rates and Gold Lease Rates
A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances. A significant, prolonged

BARRICK SECOND QUARTER 2008	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

decrease in interest rates and/or increase in gold prices, gold lease rates and credit risk affecting the counterparties, relating to both the counterparties’ and Barrick’s credit quality, and the economic impact on the counterparties associated with funding Project Gold Sales Contracts with negative mark-to-market balances could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and, ultimately, the realized price under gold forward sales contracts entered into by Barrick. This may result in Barrick earning low levels of contango or the possibility of backwardation on its Project Gold Sales Contracts. In addition, if a counterparty to a Project Gold Sales Contract is unable to conduct transactions in an accessible international bullion market due to causes beyond its control, including the inability of the counterparty to purchase gold in the open market or to fund any such purchase, and no commercially reasonable alternative means exist for the counterparty to enter into transactions having the same effect, the counterparty has no obligation to extend the scheduled delivery date of such contract and, depending on the circumstances, may result in early settlement of such contract. A portion of the Project Gold Sales Contracts are floating spot-price gold contracts whose price will vary directly with the gold price. In the event of a prolonged decrease in the gold price, these floating spot-price gold contracts may decrease in value.
Barrick’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and U.S. dollar interest-rate swaps and to the interest payments on Barrick’s variable-rate debt ($1.5 billion at the end of second quarter 2008) and interest receipts on Barrick’s cash balances ($1.9 billion at the end of second quarter 2008).
Fair Value of Derivative Positions

As at June 30, 2008	Unrealized
($ millions)	Gain/(Loss)

Fixed-Price Project Gold Sales Contracts	$(3,816)
Floating Spot-Price Project Gold Sales Contracts	(1,507)
Fixed-Price Silver Sales Contracts	(110)
Floating Spot-Price Silver Sales Contracts	(31)
Currency contracts	475
Fuel contracts	339
Copper contracts	(184)
Interest rate contracts	(9)

Total	$(4,843)

Contractual Obligations and Commitments

	Payments due
						2013 and
($ millions) As at June 30, 2008	2008	2009	2010	2011	2012	thereafter	Total

Long-term debt [1]
Repayment of principal	$100	$102	$49	$49	$77	$2,816	$3,191
Interest	196	190	183	179	174	2,459	3,381
Asset retirement obligations [2]	49	100	86	84	120	919	1,358
Capital leases	21	21	9	—	—	—	52
Operating leases	7	8	5	5	3	—	28
Restricted share units	14	32	42	—	—	—	88
Pension benefits	61	24	31	24	24	117	280
Other post-retirement obligations	3	3	3	3	3	11	25
Derivative liabilities [3]	122	264	1	—	—	—	387
Purchase obligations for supplies and consumables [4]	380	213	158	110	72	232	1,165
Capital commitments [5]	257	51	37	7	4	4	362
Social Development Costs	51	8	7	7	7	92	170

Total	$1,263	$1,017	$609	$466	$483	$6,648	$10,487

[1]	Long-term Debt and Interest — Included in long-term debt is $131 million in financing related to North Mara that is payable on demand. Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero financings are collateralized by assets at the Bulyanhulu and Veladero mines, respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2008. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[3]	Derivative Liabilities — Amounts presented in the table relate to hedge contracts disclosed under notes 2 and 15 to the Financial Statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables — Primarily include purchase commitments for tires.

[5]	Capital Commitments-Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.

BARRICK SECOND QUARTER 2008	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2007 annual MD&A.
Significant Accounting Policy Changes
FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009. In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense.
Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
Future Accounting Developments
International Financial Reporting Standards (IFRS)
Barrick is a ‘domestic issuer’ under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. We file our financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. Effective January 1, 2011, all publicly accountable Canadian enterprises must use IFRS. However, on June 27, 2008, the Canadian Securities Administrators (CSA) issued Staff Notice 52-321, “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS — IASB.” This notice provided an update to the market on the CSA staff’s views relating to IFRS, including the confirmation that domestic issuers that are also registrants with the SEC should be entitled to continue to use US GAAP. Consequently, Barrick is not required to convert to IFRS effective January 1, 2011. We are assessing the costs/benefits of a potential IFRS conversion consistent with other Canadian issuers.
FSP No. APB 14-1 — Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement)
In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” The FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133, Accounting for Derivative Instruments and Hedging Activities. The FSP requires that the liability and equity components of convertible debt instruments within the scope of the FSP shall be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (the equity component). The difference between the principal amount of debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The FSP is effective for financial statements issued for the fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are currently assessing the impact of this FSP on our financial statements and related note disclosures.

BARRICK SECOND QUARTER 2008	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes to Barrick’s accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Finally, under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

BARRICK SECOND QUARTER 2008	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves	Amortization increase (decrease)
(millions oz/pounds)	increase	Periods ended June 30, 2008
($ millions)	(decrease)[1]	Three months	Six Months

Gold
North America[2]	3.1	$(5)	$(6)
Australia Pacific	1.5	(5)	(7)
Africa	0.5	(1)	(2)
South America	3.6	(11)	(22)

Total Gold	8.7	$(22)	$(37)

Copper
Australia Pacific	(51)	$2	$5
South America	750	(1)	(2)

Total Copper	699	$1	$3

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2007 and are in millions of contained ounces.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During second quarter 2008, we recorded an adjustment of $12 million for changes in estimates of the AROs at our Zaldívar, Buzwagi and Pueblo Viejo properties. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment. During first quarter 2007, we recorded an increase in AROs of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
Accounting for Goodwill Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of the fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
In second quarter 2008, there were no events or changes in circumstances that would lead us to believe that the fair value of any of our reporting units was below its carrying amount. Consequently, we did not test for impairment in the quarter.
NON-GAAP FINANCIAL MEASURES
Adjusted Net Income and Adjusted Operating Cash Flow
Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share, each exclude the impact of deliveries into Corporate Gold Sales Contracts. These are non GAAP financial measures. Management uses these measures internally to better assess performance trends for the Company as a whole. Management understands that a number of investors and others who follow the Company’s performance also assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the second half of 2007 resulted in an unusually large opportunity cost of $623 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of these performance measures enable investors to understand performance based on selling gold production at spot market prices, which is the method expected from third quarter 2007 onwards.

BARRICK SECOND QUARTER 2008	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted net income, adjusted net income per share, adjusted operating cash flow and adjusted operating cash flow per share are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Reconciliation of Net Income to Adjusted Net Income and Operating Cash Flow to Adjusted Operating Cash Flow

	Three months ended		Six months ended		Three months ended
	June 30		June 30		March 31	Dec. 31	Sept. 30
($ millions, except per share amounts in dollars)	2008	2007	2008	2007	2008	2007	2007

Net income (loss) from continuing operations	$485	$387	$999	$228	$514	$537	$345
Impact of elimination of Corporate Gold Sales Contracts	—	66	—	623	—	—	—
Adjusted net income from continuing operations	$485	$453	$999	$851	$514	$537	$345

Earnings per share from continuing operations[1]	$0.56	$0.46	$1.15	$0.26	$0.59	$0.62	$0.40
Impact of elimination of Corporate Gold Sales Contracts	—	0.08	—	0.72	—	—	—
Adjusted net income per share from continuing operations[1]	$0.56	$0.54	$1.15	$0.98	$0.59	$0.62	$0.40

Operating cash flow from continuing operations	$531	$336	1,259	$499	$728	$676	$557
Impact of elimination of Corporate Gold Sales Contracts	—	72	—	636	—	—	—
Adjusted operating cash flow from continuing operations	$531	$408	$1,259	$1,135	$728	$676	$557

Operating cash flow per share from continuing operations[1]	0.61	$0.39	1.44	$0.58	$0.83	$0.78	$0.64
Impact of elimination of Corporate Gold Sales Contracts	—	0.08	—	0.74	—	—	—
Adjusted operating cash flow per share from continuing operations[1]	$0.61	$0.47	$1.44	$1.32	$0.83	$0.78	$0.64

[1]	Calculated using net income and weighted average number of shares outstanding under the Basic method of earnings per share.
EBITDA and Adjusted EBITDA
EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income, excluding income tax expense, interest expense, interest income and amortization. Adjusted EBITDA represents net income, excluding income tax expense, interest expense, interest income and amortization, adjusted to reflect the impact of the deliveries into Corporate Gold Sales Contracts. We believe that EBITDA and adjusted EBITDA trends are valuable indicators of whether our operations are able to produce sufficient operating cash flow to fund working capital needs, to service our debt obligations, and to fund capital expenditures. We currently use the results depicted by EBITDA and adjusted EBITDA for these purposes. EBITDA and adjusted EBITDA are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.

BARRICK SECOND QUARTER 2008	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three months ended		Six months ended		Three months ended
	June 30		June 30		March 31,	Dec. 31,	Sept. 30,
($ millions, except per share amounts in dollars)	2008	2007	2008	2007	2008	2007	2007

Net income (loss) from continuing operations	$485	$387	$999	$228	$514	$537	$345
Income taxes	148	121	401	268	253	15	58
Interest expense	8	27	14	63	6	22	28
Interest income	(5)	(35)	(22)	(74)	(17)	(34)	(33)
Amortization	250	231	478	439	228	253	312

EBITDA from continuing operations	886	731	1,870	924	984	793	710
Impact of elimination of Corporate Gold Sales Contracts	—	72	—	636	—	—	—
Adjusted EBITDA from continuing operations	$886	$803	$1,870	$1,560	$984	$793	$710

Realized Prices
Management uses a performance measure internally that represents revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge derivatives. The use of this measure is intended to enable management to better understand the price realized each period for gold and copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods. Changes in the unrealized mark-to-market value of non-hedge gold and copper derivatives occur each period due to changes in market factors such as spot and forward gold and copper prices. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s realized price statistics, excluding unrealized mark-to-market value of non-hedge gold and copper derivatives, are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Derivatives from Realized Prices

	Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2008	2007	2008	2007	2008	2007	2008	2007

Sales[1]	$1,684	$1,264	$283	$378	$3,292	$2,090	$633	$641
Sales attributable to non-controlling interests	19	9	—	—	33	16	—	—
Sales as adjusted	1,665	1,255	283	378	3,259	2,074	633	641
Unrealized non-hedge gold/copper derivative (gains) losses	3	(3)	4	(14)	9	(3)	—	(26)

Sales — as adjusted	1,668	1,252	287	364	3,268	2,071	633	615
Sales (thousands of ounces/millions lbs)	1,866	2,006	79	106	3,595	4,127	176	197
Realized gold/copper price per oz/lb (including unrealized non-hedge gold/copper derivative gains and losses)	892	626	3.59	3.57	906	503	3.59	3.25
Unrealized non-hedge gold/copper derivative (gains) losses— per ounce/pound	2	(2)	0.06	(0.14)	3	(1)	—	(0.12)
Realized gold/copper price per oz/lb (excluding unrealized non-hedge gold/copper derivative gains and losses)	$894	$624	$3.65	$3.43	$909	$502	$3.59	$3.13

[1]	As per Barrick’s consolidated statement of income.

BARRICK SECOND QUARTER 2008	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs
Total cash costs per ounce/pound are non-GAAP financial measures. Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, amortization and accretion. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound are calculated by dividing the aggregate of these costs by gold ounces and copper pounds sold. Total cash costs and total cash costs per ounce/pound are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound statistics. Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In second quarter 2008 we began using a measure of total cash costs per ounce which treats the net contribution from non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a by-product of producing gold in order to assess the operating performance of our mines and regional business units. A number of other gold producers present total cash costs net of the contribution for non-gold sales. We believe that including a measure of total cash costs per ounce on a full by-product basis provides investors with information with which to compare our performance to other gold producers. In addition, this measure provides information to enable investors to understand the importance of non-gold revenues to our cost structure.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound statistics.
Total cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.

BARRICK SECOND QUARTER 2008	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

	Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
($ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Cost of sales [1]	$796	$695	$86	$81	$1,480	$1,354	$1,77	$1,62
Cost of sales included in discontinued operations	—	9	—	—	—	9	—	—
Cost of sales attributable to non-controlling interests[2]	4	4	—	—	7	7	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	15	—	—	—	15	—	—	8
Cost of sales — equity basis	777	682	86	81	1,458	1,339	177	154

Amortization at producing mines — consolidated	215	198	28	30	403	374	63	56
Amortization at producing mines attributable to non-controlling interests[2]	2	1	—	—	3	3	—	—
Amortization at producing mines — equity basis	213	197	28	30	400	371	63	56
Inventory purchase accounting adjustments[3]	15	—	—	—	15	—	—	8

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$1,005	$879	$114	$111	$1,873	$1,710	$240	$218

[1]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s consolidated statement of income.

[2]	Relates to a 30% interest in Tulawaka.

[3]	Based on our equity interest.
Total cash costs per ounce/pound (per ounce/pound information in dollars)

	Three months ended June 30				Six months ended June 30
	Gold		Copper		Gold		Copper
	2008	2007	2008	2007	2008	2007	2008	2007

Ounces/pounds sold — consolidated (thousands/millions)	1,887	2,019	79	106	3,632	4,151	176	197
Sales attributable to non-controlling interests[1]	21	13	—		37	24	—	—
Ounces/pounds sold — equity basis	1,866	2,006	79	106	3,595	4,127	176	197
Total cash costs per ounce/pound — equity basis	$417	$340	$1.08	$0.76	$406	$325	$1.00	$0.78

Amortization per ounce/pound — equity basis	114	98	0.36	0.28	111	90	0.36	0.28
Inventory purchase accounting adjustments per ounce/pound	9	—	—	—	4	—	—	0.04
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	—	—	—	—	—	—	—	—
Total costs per ounce/pound[2] — consolidated basis	$540	$438	$1.44	$1.04	$521	$415	$1.36	$1.10

[1]	Relates to a 30% interest in Tulawaka.

[2]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.
Total cash costs per ounce — full by-product basis ($ millions/per ounce information in dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Ounces sold — equity basis	1,866	2,006	3,595	4,127
Total cash costs per ounce — equity basis	$417	$340	$406	$325

Revenues from copper sales	283	$378	$633	$641
Copper cost of sales per consolidated statement of income	86	81	177	162
Inventory purchase accounting adjustments included in cost of sales	—	—	—	8
Cost of sales — copper	$86	$81	$177	$154

Net copper by-product credit	197		456
Copper by-product credit per ounce	105		126
Total cash costs per ounce — full by—product basis	$312		$280

BARRICK SECOND QUARTER 2008	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Six months ended
(in millions of United States dollars, except per share data) (Unaudited)	June 30,		June 30,
	2008	2007	2008	2007

Sales (notes 4 and 5)	$1,967	$1,642	$3,925	$2,731
Costs and expenses
Cost of sales (notes 4 and 6)[1]	882	776	1,657	1,516
Amortization and accretion (notes 4 and 14)	264	243	505	463
Corporate administration	38	33	71	66
Exploration (notes 4 and 9)	54	40	97	70
Project development expense (note 9)	83	65	129	102
Impairment charges (note 7B)	—	3	41	3
Other expense (note 7A)	58	44	95	82

	1,379	1,204	2,595	2,302

Interest income	5	35	22	74
Interest expense (note 15B)	(8)	(27)	(14)	(63)
Other income (note 7C)	62	56	77	74

	59	64	85	85

Income from continuing operations before income taxes and other items	647	502	1,415	514
Income tax expense (note 8)	(148)	(121)	(401)	(268)
Non-controlling interests	(5)	11	(8)	8
Loss from equity investees (note 12)	(9)	(5)	(7)	(26)

Income from continuing operations	485	387	999	228
Income from discontinued operations	—	9	—	9
Net income for the period	$485	$396	$999	$237

Earnings per share data (note 10):
Income from continuing operations
Basic	$0.56	$0.45	$1.15	$0.26
Diluted	$0.55	$0.44	$1.13	$0.26
Net income
Basic	$0.56	$0.46	$1.15	$0.27
Diluted	$0.55	$0.45	$1.13	$0.27

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2008	31	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation	Three months ended		Six months ended
(in millions of United States dollars) (Unaudited)	June 30,		June 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES
Net income for the period	$485	$396	$999	$237
Amortization and accretion (notes 4 and 14)	264	243	505	463
Income tax expense (note 8)	148	121	401	268
Income taxes paid	(230)	(219)	(357)	(348)
Increase in inventory (note 13)	(99)	(51)	(232)	(71)
Other items (note 11)	(37)	(154)	(57)	(50)

Net cash provided by operating activities	531	336	1,259	499

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(326)	(230)	(591)	(478)
Sales proceeds	1	4	5	10
Acquisitions, net of cash acquired $21 (note 3)	(4)	—	(1,726)	—
Investments
Purchases	(1)	—	(16)	(4)
Sales proceeds	55	508	57	511
Long-term supply contract (note 12)	—	—	(35)	—
Other investing activities	(37)	(31)	(72)	(58)

Net cash provided by (used in) investing activities	(312)	251	(2,378)	(19)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	—	10	70	41
Debt
Proceeds	—	—	990	—
Repayments	(45)	(649)	(50)	(658)
Dividends	(174)	(130)	(174)	(130)
Settlement of derivative instruments acquired in Placer Dome acquisition	—	(197)	—	(197)

Net cash provided by (used in) financing activities	(219)	(966)	836	(944)

Effect of exchange rate changes on cash and equivalents	3	4	10	5

Net increase (decrease) in cash and equivalents	3	(375)	(273)	(459)
Cash and equivalents at beginning of period	1,931	2,959	2,207	3,043

Cash and equivalents at end of period	$1,934	$2,584	$1,934	$2,584

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2008	32	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2008	2007

ASSETS
Current assets
Cash and equivalents	$1,934	$2,207
Accounts receivable	238	256
Inventories (note 13)	1,320	1,129
Other current assets	920	707

	4,412	4,299
Non-current assets
Investments (note 12)	108	142
Equity method investments (note 12)	1,156	1,074
Property, plant and equipment (note 14)	10,483	8,596
Goodwill	5,878	5,847
Intangible assets	74	68
Other assets	2,244	1,925

Total assets	$24,355	$21,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$867	$808
Short-term debt (note 15)	237	233
Other current liabilities	380	255

	1,484	1,296
Non-current liabilities
Long-term debt (note 15)	4,088	3,153
Asset retirement obligations	945	892
Deferred income tax liabilities	981	841
Other liabilities	479	431

Total liabilities	7,977	6,613

Non-controlling interests	124	82

Shareholders’ equity
Capital stock (note 17)	13,352	13,273
Retained earnings	2,657	1,832
Accumulated other comprehensive income (note 18)	245	151

Total shareholders’ equity	16,254	15,256

Contingencies and commitments (notes 14 and 20)

Total liabilities and shareholders’ equity	$24,355	$21,951

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2008	33	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity

Barrick Gold Corporation
For the six months ended June 30 (in millions of United States dollars) (Unaudited)
	2008	2007

Common shares (number in millions)
At January 1	870	864
Issued on exercise of stock options	2	1

At June 30	872	865

Common shares (dollars in millions)
At January 1	$13,273	$13,106
Issued on exercise of stock options	70	41
Recognition of stock option expense	9	9

At June 30	$13,352	$13,156

Retained earnings
At January 1	$1,832	$974
Net income	999	237
Dividends	(174)	(130)

At June 30	$2,657	$1,081

Accumulated other comprehensive income (note 18)	$245	$93

Total shareholders’ equity at June 30	$16,254	$14,330

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended		Six months ended
(in millions of United States dollars) (Unaudited)	June 30,		June 30,
	2008	2007	2008	2007

Net income	$485	$396	$999	$237
Other comprehensive income (loss) net of tax (note 18)	228	(33)	94	(26)

Comprehensive income	$713	$363	$1,093	$211

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK SECOND QUARTER 2008	34	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa, and a platinum group metals project located in Russia. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In first quarter 2008, we amended the income statement classification of accretion expense. To ensure comparability of financial information, prior year amounts have been reclassified to reflect changes in the financial statement presentation.
B Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable mineral reserves; fair values of acquired assets and liabilities under business combinations, including the value of mineralized material beyond proven and probable mineral reserves; future costs and expenses to produce proven and probable mineral reserves; future commodity prices for gold, copper, silver and other products; the future cost of asset retirement obligations; amounts and likelihood of contingencies; the fair values of reporting units that include goodwill; and uncertain tax positions. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:
➢	The treatment of expenditures at mineral properties prior to when production begins as either an asset or an expense;

➢	Whether tangible and intangible long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

➢	Our ability to realize deferred income tax assets and amounts recorded for any corresponding valuation allowances;

➢	The useful lives of tangible and intangible long-lived assets and the measurement of amortization;

➢	The fair value of asset retirement obligations;

➢	Whether to record a liability for loss contingencies and the amount of any liability;

➢	Whether investments are other than temporarily impaired;

➢	The amount of income tax expense;

➢	Allocations of the purchase price in business combinations to assets and liabilities acquired, including goodwill;

➢	Whether any impairments of goodwill have occurred and if so the amounts of impairment charges;

➢	Transfers of value beyond proven and probable reserves to amortized assets;

➢	Amounts recorded for uncertain tax positions, and

➢	The timing and amounts recorded of proceeds for insurable losses under insurance claims.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates

Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, and we record a transfer of value beyond proven and probable reserves (“VBPP”) to assets subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment based on the latest reserve estimates. The effect of changes in reserve estimates including the effect of transfers of VBPP to assets subject to amortization, on amortization expense for the three months ended June 30,2008 was a decrease of $21 million (2007: $44 million decrease), and for the six months ended June 30, 2008 was a decrease of $34 million (2007: $62 million decrease).

BARRICK SECOND QUARTER 2008	35	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During second quarter 2008, we recorded an adjustment of $12 million for changes in estimates of the AROs at our Zaldivar, Buzwagi and Pueblo Viejo properties. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment. During first quarter 2007, we recorded an increase in AROs of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
C Accounting Changes
FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.
FAS 159 was effective for Barrick beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt.
FAS 157, Fair Value Measurements (FAS 157)
In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute.
In February 2008 the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.
In the first quarter of 2008, we implemented FAS 157 subject to the delay specified in FSP FAS 157-2 for non-financial assets and liabilities. Refer to note 16 for details of the adoption of FAS 157 and related disclosures.
Changes in Financial Statement Presentation — Accretion expense
In first quarter 2008, we made a change to our accounting policy regarding the financial statement classification of accretion expense. Prior to this change, we recorded accretion expense at producing mines as a component of cost of sales and accretion expense at closed mines as a component of other expense. Beginning in first quarter 2008, we recorded accretion expense at producing mines and accretion expense at closed mines in amortization and accretion on our Consolidated Statements of Income.
D Accounting Developments
FSP No. APB 14-1 — Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement)
In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”. The FSP applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133, Accounting for Derivative Instruments and Hedging Activities. The FSP requires that the liability and equity components of convertible debt instruments within the scope of the FSP shall be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (the equity component). The difference between the principal amount of debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The FSP is effective for financial statements issued for the fiscal years beginning after December 15, 2008. Early adoption is not permitted. We are currently

BARRICK SECOND QUARTER 2008	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

36

assessing the impact of this FSP on our financial statements and related note disclosures.
FAS 161, Disclosures about Derivative Instruments and Hedging Activities (FAS 161)
In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.
FAS 141(R), Business Combinations (FAS 141(R))
In December 2007 the FASB issued FAS 141(R), which replaces FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates are recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded at 100% of fair value even if less than 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest is recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
FAS 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007 the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, FAS 160 changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
3 > ACQUISITIONS AND DIVESTITURES

	Three month		Six month
	period ended		period ended
	June 30		June 30

Cash paid on acquisition[1]	2008	2007	2008	2007
Arizona Star	$—	$—	$41	$—
Kainantu	4	—	4	—
Cortez	—	—	1,681	—

	$4	$—	$1,726	$—

[1] All amounts are presented net of cash acquired/divested. Potential deferred tax adjustments may arise from these acquisitions.
A Disposition of Royalties
On July 30, 2008, we entered into a definitive agreement to sell certain non-core royalties to Royal Gold Inc. (“Royal Gold”) in exchange for cash consideration of $150 million and a reduction in various royalties that we are currently obligated to pay to Royal Gold. The agreement is subject to the normal and customary closing conditions and is expected to close in third quarter 2008.

BARRICK SECOND QUARTER 2008	37	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Acquisition of Cadence Energy
On July 21, 2008, our offer to acquire Cadence Energy Inc. (“Cadence”) for cash consideration of Cdn$410 million was accepted by the board of directors of Cadence. The formal offer is expected to be mailed to Cadence shareholders no later than August 5, 2008 and will be open for acceptance for 35 days. The offer is subject to certain customary conditions and is expected to close by the end of the third quarter 2008.
C Acquisition of Arizona Star Resources Corporation (“Arizona Star”)
On March 12, 2008, we acquired all of the remaining common shares of Arizona Star pursuant to our statutory right of compulsory acquisition for $41 million. Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile. The acquisition of Arizona Star has been accounted for as an asset purchase. The tables below represent the purchase cost and preliminary purchase price allocation for the acquisition of 100% of the common shares of Arizona Star, 94% of the common shares were acquired in the fourth quarter of 2007. The principal area outstanding is the determination of deferred tax effects of the purchase price allocation, which will be finalized in the third quarter of 2008.
Purchase Cost

Purchase cost per agreement	$769
Purchase price adjustments and transaction costs	1
Less: cash acquired	(7)

$763

Preliminary Purchase Price Allocation

Other current assets	$1
Equity investment in Cerro Casale project	770

Total Assets	771

Current liabilities	8

Total liabilities	8

Net assets acquired	$763

D Acquisition of 40% Interest in Cortez
On March 5, 2008, we completed our acquisition of an additional 40% interest in the Cortez property from Kennecott Explorations (Australia) Ltd. (“Kennecott”), a subsidiary of Rio Tinto plc, for a total cash consideration of $1.695 billion. A further $50 million will be payable if and when we add an additional 12 million ounces of contained gold resources beyond our December 31, 2007 reserve statement for Cortez. This contingent payment will be recognized as an additional cost of the acquisition only if the resource/production targets are met and the amounts become payable as a result. A sliding scale royalty is payable to Kennecott on 40% of all production in excess of 15 million ounces on and after January 1, 2008.
The acquisition consolidates 100% ownership for Barrick of the existing Cortez mine and the Cortez Hills expansion plus any future potential from the property. We have determined that the transaction represents a business combination. The allocation of the purchase price is based upon our preliminary estimates with respect to the fair value of the assets acquired. The actual fair values of the assets acquired may differ materially from the amounts disclosed below. We expect that the purchase price allocation will be completed in 2008. The terms of the acquisition are effective March 1, 2008 and the revenues and expenses attributable to the 40% interest have been included in our consolidated statements of income from that date onwards.
Purchase Cost

Purchase cost per agreement	$1,695
Less: cash acquired	(14)

$1,681

Preliminary Purchase Price Allocation

Inventories	$47
Other current assets	1
Non-current ore in stockpiles	17
Property, plant and equipment
Building, plant and equipment	184
Capitalized mineral property acquisition and mine development costs	1,057
Value beyond proven and probable reserves	381
Goodwill	31

Total Assets	1,718

Current liabilities	23
Asset Retirement Obligations	14

Total liabilities	37

Net assets acquired	$1,681

E Kainantu Acquisition
On December 12, 2007 we completed the acquisition of the Kainantu mineral property and various exploration licenses in Papua New Guinea from Highlands Pacific Limited for $135 million in cash, which reflects the purchase price, net of $7 million withheld pending certain permit renewals. During the second quarter of 2008, $4 million of the balance withheld was paid. The acquisition has been accounted for as a purchase of assets. The purchase price allocation will be finalized in 2008.

BARRICK SECOND QUARTER 2008	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

38

4 > SEGMENT INFORMATION
In first quarter 2008, we formed a dedicated Capital Projects group, distinct from our existing regional business units to focus on managing development projects and building new mines. This specialized group manages all project development activities up to and including the commissioning of new mines, at which point responsibility for mine operations will be handed over to the regional business units. We have revised the format of information provided to the Chief Operating Decision Maker in order to make resource allocation decisions and assess the operating performance of this group. Accordingly, we have revised our operating segment disclosure to be consistent with the internal management structure and reporting changes, with restatement of comparative information to conform to the current period presentation.
Income Statement Information

	Sales		Segment expenses		Segment income (loss)[1]

For the three months ended June 30	2008	2007	2008	2007	2008	2007

Gold
North America	$621	$533	$325	$303	$206	$139
South America	490	319	149	106	291	158
Australia Pacific	414	305	242	215	106	42
Africa	159	107	80	71	59	21
Copper
South America	230	326	57	62	155	243
Australia Pacific	53	52	29	19	11	23
Capital Projects	—	—	—	—	(74)	(59)

	$1,967	$1,642	$882	$776	$754	$567

	Sales		Segment expenses		Segment income (loss)[1]

For the six months ended June 30	2008	2007	2008	2007	2008	2007

Gold
North America	$1,215	$845	$645	$580	$402	$105
South America	961	531	249	185	618	242
Australia Pacific	807	515	426	439	255	(18)
Africa	309	199	160	149	110	11
Copper
South America	504	542	115	118	351	385
Australia Pacific	129	99	62	45	39	36
Capital Projects	—	—	—	—	(114)	(92)

	$3,925	$2,731	$1,657	$1,516	$1,661	$669

[1]	Segment income (loss) represents segment sales, less cost of sales, less amortization and accretion. For the three months ended June 30, 2008, accretion expense was $14 million (2007: $12 million), for the six months ended June 30, 2008, accretion expense was $27 million (2007: $24 million), see note 14B for further details. Segment income (loss) for the Capital Projects segment includes Project Development expense, see note 9 for further details.

	Exploration[1]		Regional business unit costs[1,2]

For the three months ended June 30	2008	2007	2008	2007

North America	$25	$17	$11	$8
South America	11	8	7	6
Australia Pacific	12	7	16	8
Africa	5	4	5	4
Capital Project	—	4	—	—
Other expense outside reportable segments	1	—	1	—

	$54	$40	$40	$26

BARRICK SECOND QUARTER 2008	39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Exploration[1]		Regional business unit costs[1,2]

For the six months ended June 30	2008	2007	2008	2007

North America	$41	$28	$21	$14
South America	21	13	14	12
Australia Pacific	23	15	26	17
Africa	8	6	9	5
Capital Projects	1	6	—	—
Other expense outside reportable segments	3	2	1	—

	$97	$70	$71	$48

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

[2]	All amounts related to the Capital Projects segment are included within Project Development Expense.
Reconciliation of Segment Income

	Three month		Six month
	period ended		period ended
	June 30			June 30
	2008	2007	2008	2007

Segment income	$754	$567	$1,661	$669
Amortization of corporate assets	(7)	(3)	(12)	(9)
Exploration	(54)	(40)	(97)	(70)
Other project expenses	(9)	(6)	(15)	(10)
Corporate administration	(38)	(33)	(71)	(66)
Other expense	(58)	(44)	(95)	(82)
Impairment charges	—	(3)	(41)	(3)
Interest income	5	35	22	74
Interest expense	(8)	(27)	(14)	(63)
Other income	62	56	77	74

Income before income taxes and other items	$647	$502	$1,415	$514

Asset Information

	Amortization		Segment capital expenditures[1]

For the three months ended June 30	2008	2007	2008	2007

Gold
North America	$84	$86	$81	$48
South America	47	53	14	24
Australia Pacific	64	45	41	53
Africa	19	14	30	23
Copper
South America	17	21	18	8
Australia Pacific	12	9	7	1
Capital Projects	—	—	168	74

Segment total	243	228	359	231
Other items not allocated to segments	7	3	31	4

Enterprise total	$250	$231	$390	$235

BARRICK SECOND QUARTER 2008	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Amortization	Segment capital expenditures[1]
For the six months ended June 30	2008	2007	2008	2007

Gold
North America	$155	$148	$135	$82
South America	89	100	37	78
Australia Pacific	121	88	85	113
Africa	37	38	44	48
Copper
South America	37	39	29	11
Australia Pacific	27	17	14	2
Capital Projects	—	—	291	132

Segment total	466	430	635	466
Other items not allocated to segments	12	9	48	7

Enterprise total	$478	$439	$683	$473

[1]	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended June 30,2008, cash expenditures were $326 million (2007: $230 million) and the increase in accrued expenditures were $64 million (2007: $5 million). For the six months ended June 30,2008, cash expenditures were $591 million (2007: $478 million) and the increase in accrued expenditures were $92 million (2007: ($5) million)

5 > REVENUE AND GOLD SALES CONTRACTS

	Three month period		Six month period
	ended June 30		ended June 30
	2008	2007	2008	2007

Gold bullion sales[1]
Spot market sales	$1,642	$906	$3,202	$964
Gold sales contracts	—	315	—	1,025

	1,642	1,221	3,202	1,989
Concentrate sales[2]	42	43	90	101

	$1,684	$1,264	$3,292	$2,090

Copper sales1, [3]
Copper cathode sales	$226	$325	$495	$543
Concentrate sales	57	53	138	98

	$283	$378	$633	641

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 15C and 18).

[2]	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled and on embedded derivatives in smelting contracts: second quarter 2008: $ 1 million loss (2007: $1 million loss), six months ended June 30,2008: $3 million loss (2007: $2 million loss),

[3]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and on embedded derivatives in copper smelting contracts: second quarter 2008: $10 million gain (2007: $21 million gain), six months ended June 30,2008: $22 million gain (2007: $32 million gain).
Revenue is presented net of direct sales taxes of $16 million (2007: $8 million).
Gold Sales Contracts
At June 30, 2008, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production, of which 3.1 million ounces are at floating spot prices.
Mark-to-Market Value

	Total ounces	At June 30,
$ millions	in millions	2008

Project Gold Sales Contracts	9.5	$(5,323)[1]

[1]	At a spot gold price of $930 per ounce.

BARRICK SECOND QUARTER 2008	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Three month period ended June 30				Six month period ended June 30
	Gold		Copper		Gold		Copper
	2008	2007	2008	2007	2008	2007	2008	2007

Cost of goods sold[1]	$764	$676	$84	$80	$1,427	$1,315	$175	$161
By-product revenues2,[3]	(32)	(24)	—	(1)	(67)	(54)	(1)	(1)
Royalty expense	56	37	2	2	104	77	3	3
Mining production taxes	8	6	—	—	16	15	—	—

	$796	$695	$86	$81	$1,480	$1,353	$177	$163

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $nil million for the three months ended June 30,2008 (2007: $10 million), and $7 million for the six months ended June 30,2008 (2007:11 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $243 million in the three months ended June 30,2008 (2007: $228 million), and $466 million in the six months ended June 30,2008 (2007: $430 million)

[2]	We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At June 30,2008, we had fixed-price commitments to deliver 11 million ounces of silver at an average price of $7.50 per ounce and floating spot price silver sales contracts for 6.0 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at June 30,2008 was negative $141 million (Dec 31, 2007: negative $111 million). Refer to note 16 for further information on fair value measurements.
7 > OTHER EXPENSE
A     Other Expense

	Three month		Six month
	period ended		period ended
		June 30		June 30
	2008	2007	2008	2007

Regional business unit costs[1]	$40	$26	$71	$48
Community development costs[2]	6	5	17	11
Environmental remediation costs	2	—	8	5
World Gold Council fees	2	3	5	6
Currency translation (gains) losses	8	9	(7)	9
Pension and other post-retirement benefit expense	—	1	1	3

	$58	$44	$95	$82

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts relate to community programs in Peru, Tanzania and Papua New Guinea.
B Impairment Charges

	Three month
	period ended		Six month period
		June 30	ended June 30
	2008	2007	2008	2007

Impairment charges on investments	$—	$3	$39	$3
Other	—	—	2	—

	$—	$3	$41	$3

[1]	In the first quarter of 2008, we recorded an impairment charge on Asset-Backed Commercial Paper of $39 million. Refer to note 12 for further details.
C Other Income

	Three month
	period ended		Six month period
		June 30	ended June 30
	2008	2007	2008	2007

Gain on sale of assets	$—	$3	$4	$9
Gain on sale of investments (note 12)[1]	45	52	46	54
Royalty income	11	3	17	6
Interest income	2	1	5	1
Other	4	(3)	5	4

	$62	$56	$77	$74

[1]	In the second quarter of 2008, we sold Asset-Backed Commercial Paper for proceeds of $49 million. Refer to note 12 for further details.
8 > INCOME TAX EXPENSE

	Three month		Six month
	period ended		period ended
	June 30		June 30
	2008	2007	2008	2007

Current	$117	$68	$327	$187
Deferred	31	53	74	81

	148	121	401	268

Actual effective tax rate	23%	24%	28%	52%
Release of valuation allowance	11%	—	5%	—
Increase to unrecognized tax benefits	(4%)	—	(2%)	—
Impact of deliveries into Corporate Gold Sales contracts	—	(1%)	—	(28%)
Impact of net currency translation gains on deferred tax balances	—	7%	(1%)	4%
Impact of tax rate changes	—	(3%)	—	(1%)

Estimated effective tax rate on ordinary income	30%	27%	30%	27%

BARRICK SECOND QUARTER 2008	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The primary reasons why our effective income tax rate on ordinary income differs from the 33.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Release of Valuation Allowance
In the second quarter of 2008, due to the impact of higher market gold prices, we released $74 million of valuation allowances related to U.S. Alternative Minimum tax credits.
Increase to Unrecognized Tax Benefits
In the second quarter of 2008, we made additions to unrecognized tax benefits of $19 million relating to U.S. tax positions taken in prior years, which resulted in a corresponding increase to income tax expense. We expect the amount of unrecognized tax benefits to decrease within 12 months by approximately $6 million to $7 million, related primarily to the expected payment and settlement of Canadian and U.S. income tax and Canadian mining tax assessments.
Peruvian Tax Assessment
On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life-of-mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.
In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.
Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, on an audit concluded in 2005, SUNAT has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. The tax assessment is for $49 million of tax, plus interest and penalties of $116 million. We filed an appeal to the Tax Court of Peru within the statutory period. We believe that the audit reassessment has no merit, that we will prevail in court again, and accordingly no liability has been recorded for this reassessment.
9 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	Three month		Six month
	period ended		period ended
	June 30		June 30
	2008	2007	2008	2007

Exploration:
Minesite exploration	$33	$10	$59	$20
Projects	21	30	38	50

	$54	$40	$97	$70

Project development expense:
Capital projects
Pueblo Viejo	39	21	56	27
Donlin Creek	—	17	—	31
Sedibelo	4	6	9	10
Fedorova	6	4	10	6
Buzwagi	—	1	1	5
Pascua-Lama	6	5	8	7
Kainantu	8	—	14	—
Pinson	3	—	5	—
Other	8	5	11	6

	74	59	114	92

Other project expenses	9	6	15	10

	$83	$65	$129	$102

BARRICK SECOND QUARTER 2008	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

10 > EARNINGS PER SHARE

	Three month period ended				Six month period ended
	June 30				June 30
	2008		2007		2008		2007
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$485	$485	$387	$387	$999	$999	$228	$228
Plus: interest on convertible debentures	—	—	—	2	—	1	—	2

Income available to common shareholders and after assumed conversions	485	485	387	389	999	1,000	228	230
Income from discontinued operations	—	—	9	9	—	—	9	9

Net Income	485	485	396	398	999	1,000	237	239

Weighted average shares outstanding	872	872	865	865	872	872	865	865
Effect of dilutive securities
Stock options	—	4	—	3	—	4	—	3
Convertible debentures	—	9	—	9	—	9	—	9

	872	885	865	877	872	885	865	877

Earnings per share
Income from continuing operations	$0.56	$0.55	$0.45	$0.44	$1.15	$1.13	$0.26	$0.26
Net income	$0.56	$0.55	$0.46	$0.45	$1.15	$1.13	$0.27	$0.27

11 > OPERATING CASH FLOW — OTHER ITEMS

	Three month period ended		Six month period ended
		June 30		June 30
	2008	2007	2008	2007

Adjustments for non-cash income statement items:
Currency translation (gains) losses (note 7A)	$8	$9	$(7)	$9
Amortization of discount/premium on debt securities	(3)	(2)	(5)	(5)
Stock option expense	4	4	9	9
Loss from equity investees (note 12)	9	5	7	26
Non-controlling interests	5	(11)	8	(8)
Gain on sale of investments (note 7C)	(45)	(52)	(46)	(54)
Gain on sale of long-lived assets (note 7C)	—	(3)	(4)	(9)
Income from discontinued operations	—	(9)	—	(9)
Impairment charges (note 7B)	—	3	41	3
Net change in working capital items, excluding inventory and income taxes payable	(6)	(91)	(44)	2
Settlement of AROs	(9)	(7)	(16)	(14)

Other net operating activities	$(37)	$(154)	$(57)	$(50)

BARRICK SECOND QUARTER 2008	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > INVESTMENTS

	At June 30		At Dec. 31
	2008		2007
		Gains		Gains
	Fair[1]	(losses) in	Fair	(losses) in
	value	OCI	value	OCI

Available-for-sale Securities[4]
Securities in an unrealized gain position
Benefit plans[2]
Fixed-income	$3	$—	$4	$—
Equity	11	—	14	1
Other investments
QGX Ltd.	15	8	13	6
Other Equity	28	11	43	26

	57	19	74	33
Securities in an unrealized loss position[3]
Allied Gold Ltd.	10	(4)	—	—
Midway Gold Corp.	11	—	17	9
Other equity securities[3]	3	(2)	5	(1)

	$81	$13	$96	$41
Held-to-maturity securities
Asset-Backed Commercial Paper	—	—	46	—

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[5]	27	—	—	—

	$108	$13	$142	$41

[1]	Refer to note 16 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	Available-for-sale securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income (“OCI”). Realized gains and losses are recorded in earnings when investments mature or on sale, calculated using the average cost of securities sold. We record in earnings any unrealized declines in fair value judged to be other than temporary.

[5]	The long-term loan receivable is measured at amortized cost.
Gains on Investments Recorded in Earnings

	Three month period		Six month period
	ended June 30		ended June 30
	2008	2007	2008	2007

Gains realized on sales	$45	$52	$46	$54
Impairment charges	—	(3)	(39)	(3)

	$45	$49	$7	$51

Cash proceeds from sales	$55	$508	$57	$511

Equity Method Investments

	At June 30		At Dec. 31
	2008		2007
	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount
Highland	$230	$178	$208	$169
Atacama (Reko Dig)[2]	n/a	136	n/a	109
Cerro Casale[2]	n/a	771	n/a	732
Donlin Creek[2]	n/a	71	n/a	64

	$	$1,156	$	$1,074

[1]	Refer to note 16 for further information fair value measurement.

[2]	As our Investments are not publicly traded companies, there are no quoted prices to determine fair values. For impairment purposes we utilized an expected present value technique to determine the fair value of underlying assets and liabilities.
Equity Method Investments Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Total

At January 1, 2008	$169	$109	$732	$64	$1,074
Equity pick-up	8	(10)	(1)	(4)	(7)
Funding	—	37	1	11	49
Purchases	1	—	41	—	42
Elimination of non-controlling interest	—	—	(2)	—	(2)

At June 30, 2008	$178	$136	$771	$71	$1,156

Highland Gold Mining Ltd. (“Highland”)
During 2007, Highland announced the issue of 130.1 million new shares for $400 million. The equity was purchased by Millhouse LLC (“Millhouse”) in two tranches. The first tranche of 65 million shares was completed on December 11, 2007 giving Millhouse a 25% interest in Highland and reducing our position to 25.4%.
The second tranche of 65 million shares was completed on January 16, 2008 giving Millhouse a 40% interest in Highland and further reducing our interest to 20.4%.
On completion of the first tranche, Millhouse was entitled to appoint 3 of 9 Directors to the Board. On completion of the second tranche, Millhouse was entitled to appoint

BARRICK SECOND QUARTER 2008	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the CEO of Highland who will not serve on the Board. Our ability to appoint Directors has been reduced from 3 to 2. We continue to account for the investment in Highland using the equity method of accounting.
Asset-Backed Commercial Paper (“ABCP”)
In second quarter 2008, we reached an agreement with a third party to sell $66 million of our Asset Backed Commercial Paper (“ABCP”). Prior to the second quarter 2008 we had recorded cumulative impairments totaling $59 million on these assets due to conditions in the ABCP market resulting in a carrying value of $7 million at March 31, 2008. We received $49 million in proceeds from this sale resulting in a recovery of $42 million which has been recorded in Other Income.
Agreement with Yokohama Rubber Co. Ltd. (“Yokohama”)
In January 2008, we advanced $35 million (“the loan”) to Yokohama to fund expansion of their production facility and secure a guaranteed supply of OTR tires. Interest on the loan is receivable at a lower than market rate, due to the benefit of the supply agreement, and is compounded annually. The principal amount and accrued interest is to be repaid in full no later than 7 years from the initial date of the loan. In the event that Barrick does not satisfy certain minimum monthly purchase commitments, Yokohama has the right to apply the dollar value of the purchase shortfall against the principal balance of the loan.
The loan was initially recorded at its fair value, based on an estimated market borrowing rate for a comparable loan without the related tire supply agreement. After initial recognition, the loan is recorded at amortized cost and interest income is recognized at an effective rate of 6%. We determined that the supply contract component of the agreement is an intangible asset with an initial fair value of $8 million. The intangible asset is amortized on a straight line basis over its useful life.
13 > INVENTORIES

	Gold		Copper
	At Jun.30	At Dec.31	At Jun.30	At Dec.31
	2008	2007	2008	2007

Raw materials
Ore in stockpiles	$821	$698	$33	$63
Ore on leach pads	159	149	143	81
Mine operating supplies	417	351	23	20
Work in process	173	109	11	5
Finished products
Gold doré/bullion	85	87	—	—
Copper cathode	—	—	13	9
Copper concentrate	—	—	13	16
Gold concentrate	18	40	—	—

	1,673	1,434	236	194
Non-current ore in stockpiles[1]	(503)	(414)	(86)	(85)

	$1,170	$1020	$150	$109

[1]	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

	Three month period		Six month period
	ended June 30		ended June 30
	2008	2007	2008	2007

Inventory impairment charges	$—	$10	$7	$11

14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at Jun.	amount at
	30, 2008	Dec. 31, 2007

Exploration projects and other land positions
PNG land positions	139	135
Kanowna	88	74
Other	34	35
Value beyond proven and probable reserves at producing mines	632	322
Projects[1]
Pascua-Lama	684	609
Pueblo Viejo	197	157
Sedibelo	82	81
Buzwagi	366	224
Punta Colorado Wind Farm	50	35

	$2,272	$1,672

[1]	Excludes Cerro Casale, Reko Diq and Donlin Creek that are held through equity investees and Cortez Hills which is included as a component of the acquired

BARRICK SECOND QUARTER 2008	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

     mineral property and capitalized mine development costs attributable to the Cortez mine.
Value beyond proven and probable reserves (“VBPP”)
On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to amortized assets. For the six months ended June 30, 2008, we transferred $71 million of VBPP to amortized assets (2007: $189 million). We added $381 million to VBPP on acquiring the additional 40% of Cortez, based on the preliminary purchase price allocation
B Amortization and Accretion

	Three month period		Six month period
	ended June 30		ended June 30
	2008	2007	2008	2007

Amortization	$250	$231	$478	$439
Accretion	14	12	27	24

	$264	$243	$505	$463

C Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $219 million at June 30, 2008 mainly at our various projects.
15 > FINANCIAL INSTRUMENTS
A Cash and Equivalents
Cash and equivalents include cash, term deposits and treasury bills with original maturities of less than 90 days. Cash and equivalents include $1,083 million (December 31, 2007: $480 million) held by Argentinean and Chilean subsidiaries that have been designated for use in funding construction costs at our Pascua-Lama project and other capital projects.
B Long-Term Debt
Interest costs

	Three month period		Six month period
	ended June 30		ended June 30

	2008	2007	2008	2007

Incurred	$59	$57	$109	$123
Capitalized	(51)	(30)	(95)	(60)

Interest expensed	$8	$27	$14	$63

For the six months ended June 30, 2008, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo, Reko Diq, Cerro Casale and Punta Colorado Wind farm qualified for interest capitalization.
Proceeds
In first quarter 2008, we drew down $990 million to partially fund our acquisition of the 40% interest in Cortez. The amounts were drawn down using our existing $1.5 billion credit facility. The credit facility, which is unsecured, has an interest rate of Libor plus 0.25% to 0.35% on the outstanding loan amount, and a commitment rate of 0.07% to 0.08% on any undrawn amounts. For the amounts drawn down at June 30, 2008, $132 million matures on April 29, 2012 and the balance matures on April 29, 2013.
C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by
•    Sales
•    Cost of sales
o    Consumption of diesel fuel, propane and natural gas
o    Non-US dollar expenditures

o    By-product credits
•    Corporate administration, exploration and business development costs
•    Capital expenditures
o    Non-US dollar capital expenditures

o     Consumption of steel
•    Interest earned on cash
•    Fair value of fixed-rate debt

•     Prices of gold and copper

•    Prices of diesel fuel, propane and natural gas
•    Currency exchange rates — US dollar versus A$, C$, CLP, JPY, ARS, PGK and TZS
•    Prices of silver and copper
•    Currency exchange rates — US dollar versus A$, ZAR, CLP, JPY, ARS, PGK, TZS and C$

•    Currency exchange rates — US dollar versus A$, C$, CLP, ARS, PGK and EUR
•    Price of steel
•    US dollar interest rates
•    US dollar interest rates

Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

BARRICK SECOND QUARTER 2008	47	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The primary objective of the hedging elements of our derivative instrument positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Many of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.
Summary of Derivatives at June 30, 20081

	Notional Amount by Term to				Accounting Classification by			Fair
	Maturity				Notional Amount			value
	Within 1	2 to 5	Over 5		Cash flow	Fair value	Economic
	year	years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)	$—	$50	$—	$50	$—	$—	$50	$1
Pay-fixed swaps (millions)	—	(125)	—	(125)	—	—	(125)	$(10)

Net swap position	$—	$(75)	$—	$(75)	$—	$—	$(75)	$(9)

Currency contracts
C$:US$ contracts (C$ millions)	C$240	C$133	C$	C$373	C$408	C$	(C$35)	$21
A$:US$ contracts (A$ millions)	A$1,414	A$3,073	A$	A$4,487	A$4,466	A$-	A$21	$456
TZS:US$ contracts (TZS millions)	TZS 7,212	TZS-	TZS-	TZS 7,212	TZS 7,212	TZS-	TZS-	$—
CLP:US$ contracts (CLP millions)	CLP31,487	CLP-	CLP-	CLP31.487	CLP31,487	CLP-	CLP-	$(3)
JPY:US$ contracts (JPY millions)	JPY 600	JPY-	JPY-	JPY 600	JPY 600	JPY-	JPY-	$—
ZAR:US$ contracts (ZAR millions)	ZAR 22	ZAR68	ZAR-	ZAR 90	ZAR-	ZAR-	ZAR90	$—
PGK:US$ contracts (PGK millions)	PGK 98	PGK-	PGK-	PGK 98	PGK 98	PGK-	PGK-	$1

Commodity contracts
Copper call option spread contracts (millions of pounds)	92	13	—	105	—	—	105	$36
Copper sold forward contracts (millions of pounds)	106	24	—	130	130	—	—	$(114)
Copper collar contracts (millions of pounds)	275	177	—	452	423	—	29	$(106)
Diesel contracts (thousands of barrels)[2]	2,274	3,758	200	6,232	5,507	—	726	$333
Natural Gas contracts (thousands of Btu)	2,760	—	—	2,760	1,755	—	1,005	$6
Propane contracts (thousands of gallons)	23	15	—	38	38	—	—	$—
Steel contracts (mt)	3	—	—	3	—	—	3	$—

[1]	Excludes gold and silver sales contracts (see notes 5 and 6), refer to note 16 for further information on fair value measurements.

[2]	Diesel commodity contracts represent a combination of WTI, WTB, MOPS and JET hedge contracts and diesel price contracts based on the price of WTI, WTB, MOPS, and JET, respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel.
US Dollar Interest Rate Contracts
Non-hedge Contracts
We have a net $75 million US dollar pay-fixed interest-rate swap position outstanding that was used to economically hedge the US dollar interest-rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$408 million, A$4,466 million, TZS7,212 million and CLP31,487 million have been designated against forecasted non-US dollar denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$408 million, A$4,388 million, TZS7,212 million and CLP31,487 million portions of the contracts, we have concluded that the hedaes are 100% effective

BARRICK SECOND QUARTER 2008	48	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining A$78 million, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical derivative method refer to note 20C of our 2007 Year End Financial Statements.
Economic Hedge Contracts
We have C$35 million, A$21 million and ZAR90 million contracts that were not designated as hedges and outstanding as of June 30, 2008. Changes in the fair value of economic hedge currency contracts were recorded in cost of sales, corporate administration, interest income/expense or income tax expense.
Commodity Contracts
Cash Flow Hedges
Diesel Fuel
Commodity contracts totaling 5,507 thousand barrels of WTI have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next six years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. For details of how we apply the hypothetical method refer to note 20C of our 2007 Year End Financial Statements.
Copper
The terms of a series of copper-linked notes resulted in an embedded fixed-price forward copper sales contract (for 324 million pounds) that met the definition of a derivative and must be separately accounted for. At June 30, 2008, embedded fixed-price forward copper sales contracts for 105 million pounds were outstanding after deliveries of copper totaling 219 million pounds. The resulting copper derivative has been designated against future copper cathode at the Zaldívar mine as a cash flow hedge of the variability in market prices of those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
Copper contracts totaling 347 million pounds have been designated against copper cathode sales at our Zaldívar mine and 101 million pounds have been designated against copper concentrate sales at our Osborne mine.
For collars designated against copper cathode production, the hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective and retrospective hedge effectiveness is assessed on these hedges using a dollar offset method. For details of how we apply the dollar offset method refer to note 20C of our 2007 Year End Financial Statements.
Concentrate sales at our Osborne mine contain both gold and copper, and as a result, are exposed to price changes of both commodities. Prospective and retrospective hedge effectiveness is assessed using a regression method. For details of how we apply the regression method refer to note 20C of our 2007 Year End Financial Statements. During second quarter 2008, we recorded ineffectiveness of $7 million on these hedges. The ineffectiveness was caused by changes in the price of gold impacting the hypothetical derivative, but not the hedging derivative. Prospective effectiveness tests indicate that these hedges are expected to be highly effective in the future.
Economic hedge Contracts
Diesel Fuel
Economic hedge fuel contracts are used to mitigate the risk of oil price changes on fuel consumption at various mines. On completion of regression analysis, we concluded that contracts totaling 726 thousand barrels do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between derivative contract prices and the prices charged to the mines by oil suppliers. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in the fair value of economic hedge fuel contracts are recorded in current period cost of sales.
Copper
In first quarter 2007, we purchased and sold call options on 274 million pounds of copper over the next 2 1/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over a period of 2 1/2 years. At June 30, 2008, the notional amount of options outstanding had decreased to 105 million pounds due to expiry of options totaling 26 million pounds in second quarter 2008. These contracts do not meet the “highly effective” criterion for hedge accounting under FAS 133. We paid option premiums of $10 million at the inception of these contracts in first quarter 2007 that was

BARRICK SECOND QUARTER 2008	49	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

included under investing activities in the cash flow statement in first quarter 2007. Changes in the fair value of these copper options are recorded in current period revenue.
At June 30, 2008, copper collar contracts for 29 million pounds of copper were outstanding that were not designated as hedges.
Economic Hedge Gains (Losses)

	Three month		Six month
	period ended		period ended
	June 30		June 30
					Income statement
	2008	2007	2008	2007	classification

Commodity contracts
Copper	$10	$22	$22	$32	Revenue
Gold	(8)	(5)	(5)	(8)	Revenue
Fuel	33	—	38	1	Cost of sales
Currency contracts	1	1	12	—	Cost of sales/corporate administration/other income/expense/income tax expense
Interest rate contracts	2	—	(1)	1	Interest income/expense

	38	18	66	26
Hedge ineffectiveness	(2)	—	(6)	—	Various

	$36	$18	$60	$26

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Corporate	Capital	Cash	Long-term
	Gold	Copper	Diesel Fuel	costs	Administration	expenditures	balances	debt	Total

At Dec. 31, 2007	$15	$14	$79	$238	$27	$(1)	$—	$(17)	$355
Effective portion of change in fair value of hedging instruments	—	(282)	247	325	(8)	6	—	—	288
Transfers to earnings:							—	—
On recording hedged items in earnings	(2)	51	(26)	(105)	(8)	2	—	1	(87)

At June 30, 2008	$13	$(217)	$300	$458	$11	$7	$—	$(16)	$556

Hedge gains/losses classified	Gold	Copper	Cost of	Cost of	Corporate		Interest	Interest
within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months[1]	$3	$(168)	$106	$218	$9	$—	$—	$(1)	$167

[1]	Based on the fair value of hedge contracts at June 30,2008.
16 > FAIR VALUE MEASUREMENTS
In first quarter 2008, we adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that we use to value these assets and liabilities. We have also begun to provide the fair value information that is required to be disclosed under FAS 107, Disclosures about Fair Value of Financial Instruments, for our normal gold and silver sales contracts in this note. We have elected to present information for derivative instruments on a net basis. Beginning in 2009, we will also apply FAS 157 to non- financial assets and liabilities that we periodically measure at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations.
The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability(for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity

BARRICK SECOND QUARTER 2008	50	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Fair Value Measurements at June 30, 2008

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Available-for- sale securities	$81	$—	$—	$81
Derivative Instruments	—	622	—	622

	$81	$622	$—	$703

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)

Held-to-maturity
securities

At January 1, 2008	$46
Impairment charge[1]	(39)
Sales[2]	(7)

At June 30, 2008	$—

[1]	In the first quarter, we recorded an impairment charge on ABCP of $39 million.

[2]	In the second quarter, we reached a settlement agreement with respect to ABCP for proceeds of $49 million.
Valuation Techniques
Available-for-sale securities
The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Normal gold and silver sales contracts
The fair value of normal gold and silver sales contracts is calculated by discounting expected cash flows using discount rates based on gold and silver contango rate curves. Gold and silver contango rates are market observable inputs, and therefore our normal gold and silver sales contracts would be classified within Level 2 of the fair value hierarchy.
17 > CAPITAL STOCK

Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
At June 30, 2008,1.3 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2007 — 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share.

BARRICK SECOND QUARTER 2008	51	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

18 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

	Three month period ended		Six month period ended
	June 30		June 30
	2008	2007	2008	2007

Accumulated OCI at beginning of period
Cash flow hedge gains, net of tax of $84, $66, $105, $60	$134	$198	$250	$223
Investments, net of tax of $3, $13, $4, $7	19	78	37	46
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $2, $4	7	(7)	7	(7)

	$17	$126	$151	$119

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	400	80	288	104
Changes in fair value of investments	36	(5)	18	35
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(62)	(32)	(87)	(75)
Investments:
Impairment charges	—	3	—	3
(Gains) losses realized on sale	(45)	(52)	(46)	(54)

Other comprehensive income (loss), before tax	329	(6)	173	13
Income tax recovery (expense) related to OCI	(101)	(27)	(79)	(39)

Other comprehensive income (loss), net of tax	$228	$(33)	$94	$(26)

Accumulated OCI at Jun.30
Cash flow hedge gains, net of tax of $186, $100, $186, $100	370	212	370	212
Investments, net of tax of $2, $6, $2, $6	11	31	11	31
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(143)	(143)	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $2, $4, $2, $4	7	(7)	7	(7)

	$245	$93	$245	$93

19 > STOCK-BASED COMPENSATION

Employee Share Purchase Plan
On April 1, 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.
20 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended

BARRICK SECOND QUARTER 2008	52	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. On February 15, 2008, the Court issued an order granting the plaintiffs’ motion for class certification. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to U.S. Court of Appeals for the Ninth Circuit. Under the briefing schedule established by the Court of Appeals the Province’s initial brief in the Appeal is due on August 15, 2008, with the Company’s responsive brief due on September 15, 2008. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistan citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta

BARRICK SECOND QUARTER 2008	53	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. The Supreme Court of Pakistan has not yet considered the Civil Petition for Leave to Appeal. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
21 > FINANCE SUBSIDIARIES
On May 9, 2008, we incorporated two wholly-owned finance subsidiaries, Barrick North America Finance LLC and Barrick Gold Financeco LLC, the sole purpose of which is to issue debt securities. On May 30, 2008, we filed a preliminary short form base shelf prospectus and registration statement in respect of the future offer and issuance of debt securities up to an aggregate principal amount of $2 billion by Barrick and the finance subsidiaries. Barrick will fully and unconditionally guarantee any debt securities issued by the finance subsidiaries.

BARRICK SECOND QUARTER 2008	54	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Ontario M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free within Canada and United States: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com

BNY MELLON SHAREOWNER SERVICES
SHARES LISTED	480 Washington Blvd. — 27th Floor
ABX — The Toronto Stock Exchange	Jersey City, NJ 07310
The New York Stock Exchange	Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Senior Vice President, Corporate Communications
Tel: (416)307-7410	Tel: (416)307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Second Quarter Report 2008, including any information as to our strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. More particularly and without limitation, this Second Quarter Report 2008 contains forward-looking statements and information concerning Cadence’s petroleum and natural gas production, reserves and resource and reserve life index. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business; future well production rates; reserve and resource volumes; reserve life index; the performance of existing wells; and the success obtained in drilling new wells. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.